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UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Colombia
Exact name of registrant as specified in charter

0000917142
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2012
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

033-73840
SEC file number, if available

S-____________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-____________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2012
Report period (if applicable)

____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

_____ Rule 201 (Temporary Hardship Exemption)

_____ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogotá, D.C., Colombia, on September 17, 2013.

REPUBLIC OF COLOMBIA

By: [signature]
Mauricio Cárdenas Santamaría
Minister of Finance and Public Credit

Total Number of Pages is 94
Exhibit Index is on Page 3 of 94

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Colombia's Annual Report on Form 18-K for the year ended December 31, 2012 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the Revenues, Budget and Appropriations Law for 2013 of the Republic of Colombia

EXHIBIT C

LEY No. 1593 10 DIC 2012

POR LA CUAL SE DECRETA EL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL Y LEY DE APROPIACIONES PARA LA VIGENCIA FISCAL DEL 1o. DE ENERO AL 31 DE DICIEMBRE DE 2013

EL CONGRESO DE COLOMBIA

DECRETA:

PRIMERA PARTE

CAPÍTULO I
PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL

ARTÍCULO 1o. Fíjense los cómputos del presupuesto de rentas y recursos de capital del Tesoro de la Nación para la vigencia fiscal del 1o. de enero al 31 de diciembre de 2013, en la suma de CIENTO OCHENTA Y CINCO BILLONES QUINIENTOS VEINTICUATRO MIL SEISCIENTOS TREINTA Y TRES MILLONES SETECIENTOS DIECISIETE MIL SEISCIENTOS TREINTA Y SEIS PESOS MONEDA LEGAL ($185,524,633,717,636), según el detalle del Presupuesto de Rentas y Recursos de Capital para el 2013, así:

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

I - INGRESOS DEL PRESUPUESTO NACIONAL	**171,179,917,539,422**
1. INGRESOS CORRIENTES DE LA NACION	102,212,000,636,000
2. RECURSOS DE CAPITAL DE LA NACION	60,624,905,418,988
5. RENTAS PARAFISCALES	1,211,443,724,583
6. FONDOS ESPECIALES	7,131,567,759,851
II - INGRESOS DE LOS ESTABLECIMIENTOS PUBLICOS	**14,344,716,178,214**
0209 AGENCIA PRESIDENCIAL DE COOPERACIÓN INTERNACIONAL DE COLOMBIA, APC - COLOMBIA	
B-RECURSOS DE CAPITAL	30,000,000,000
0303 UNIDAD ADMINISTRATIVA ESPECIAL - AGENCIA NACIONAL DE CONTRATACIÓN PÚBLICA - COLOMBIA COMPRA EFICIENTE	
A-INGRESOS CORRIENTES	15,500,000,000
0324 SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS	
A-INGRESOS CORRIENTES	84,100,000,000
B-RECURSOS DE CAPITAL	1,865,562,000

0402 FONDO ROTATORIO DEL DANE	
A-INGRESOS CORRIENTES	10,661,500,000
B-RECURSOS DE CAPITAL	690,900,000
0403 INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC	
A-INGRESOS CORRIENTES	46,921,000,000
B-RECURSOS DE CAPITAL	477,000,000
0503 ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)	
A-INGRESOS CORRIENTES	16,500,000,000
B-RECURSOS DE CAPITAL	35,300,000,000
C-CONTRIBUCIONES PARAFISCALES	85,798,272,000
0602 FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD	
B-RECURSOS DE CAPITAL	25,362,461,000
1102 FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES	
A-INGRESOS CORRIENTES	181,432,000,000
B-RECURSOS DE CAPITAL	29,572,000,000
1104 UNIDAD ADMINISTRATIVA ESPECIAL MIGRACION COLOMBIA	
A-INGRESOS CORRIENTES	11,294,000,000
1204 SUPERINTENDENCIA DE NOTARIADO Y REGISTRO	
A-INGRESOS CORRIENTES	579,758,717,755
B-RECURSOS DE CAPITAL	150,268,000,000
1208 INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC	
A-INGRESOS CORRIENTES	114,222,944,056
B-RECURSOS DE CAPITAL	425,000,000
1209 DIRECCIÓN NACIONAL DE ESTUPEFACIENTES EN LIQUIDACIÓN	
B-RECURSOS DE CAPITAL	291,300,057,800
1309 SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA	
A-INGRESOS CORRIENTES	8,153,640,406
B-RECURSOS DE CAPITAL	3,891,000,000
1310 UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES	
A-INGRESOS CORRIENTES	15,489,400,000
B-RECURSOS DE CAPITAL	11,035,700,000
1313 SUPERINTENDENCIA FINANCIERA DE COLOMBIA	
A-INGRESOS CORRIENTES	177,171,359,000
B-RECURSOS DE CAPITAL	3,500,000,000
1503 CAJA DE RETIRO DE LAS FUERZAS MILITARES	
A-INGRESOS CORRIENTES	149,099,480,894
B-RECURSOS DE CAPITAL	61,087,854,556
1507 INSTITUTO CASAS FISCALES DEL EJERCITO	
A-INGRESOS CORRIENTES	33,137,385,000
B-RECURSOS DE CAPITAL	3,982,000,000
1508 DEFENSA CIVIL COLOMBIANA, GUILLERMO LEÓN VALENCIA	
A-INGRESOS CORRIENTES	2,779,000,000
B-RECURSOS DE CAPITAL	1,162,200,000
1510 CLUB MILITAR DE OFICIALES	
A-INGRESOS CORRIENTES	36,746,653,072
1511 CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL	
A-INGRESOS CORRIENTES	161,396,100,000
B-RECURSOS DE CAPITAL	73,050,900,000
1512 FONDO ROTATORIO DE LA POLICIA	
A-INGRESOS CORRIENTES	302,868,000,000
B-RECURSOS DE CAPITAL	18,419,000,000
1516 SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA	
A-INGRESOS CORRIENTES	10,650,100,000
1519 HOSPITAL MILITAR	
A-INGRESOS CORRIENTES	187,995,570,000

B-RECURSOS DE CAPITAL	1,552,438,000
1520 AGENCIA LOGISTICA DE LAS FUERZAS MILITARES	
A-INGRESOS CORRIENTES	974,333,357,669
B-RECURSOS DE CAPITAL	4,411,000,000
1702 INSTITUTO COLOMBIANO AGROPECUARIO (ICA)	
A-INGRESOS CORRIENTES	33,007,894,000
B-RECURSOS DE CAPITAL	20,368,000,000
1713 INSTITUTO COLOMBIANO DE DESARROLLO RURAL - INCODER	
A-INGRESOS CORRIENTES	3,275,274,000
B-RECURSOS DE CAPITAL	6,680,919,000
1715 AUTORIDAD NACIONAL DE ACUICULTURA Y PESCA - AUNAP	
A-INGRESOS CORRIENTES	2,022,707,320
1903 INSTITUTO NACIONAL DE SALUD (INS)	
A-INGRESOS CORRIENTES	2,686,144,076
B-RECURSOS DE CAPITAL	1,081,000,000
1910 SUPERINTENDENCIA NACIONAL DE SALUD	
A-INGRESOS CORRIENTES	63,948,700,000
B-RECURSOS DE CAPITAL	5,098,637,546
1912 INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA	
A-INGRESOS CORRIENTES	97,653,500,000
B-RECURSOS DE CAPITAL	59,990,871,333
1913 FONDO DE PREVISION SOCIAL DEL CONGRESO	
A-INGRESOS CORRIENTES	19,090,110,000
B-RECURSOS DE CAPITAL	141,411,217,000
1914 FONDO PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA	
A-INGRESOS CORRIENTES	73,018,410,841
B-RECURSOS DE CAPITAL	6,118,581,615
1915 UNIDAD ADMINISTRATIVA ESPECIAL COMISION DE REGULACION EN SALUD- CRES	
A-INGRESOS CORRIENTES	17,429,091,000
2103 SERVICIO GEOLÓGICO COLOMBIANO	
A-INGRESOS CORRIENTES	5,372,600,000
B-RECURSOS DE CAPITAL	139,812,300,000
2109 UNIDAD DE PLANEACION MINERO ENERGETICA - UPME	
A-INGRESOS CORRIENTES	30,697,081,000
B-RECURSOS DE CAPITAL	10,997,780,000
2110 INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-	
A-INGRESOS CORRIENTES	3.398,000,000
B-RECURSOS DE CAPITAL	24,244,900,000
2111 AGENCIA NACIONAL DE HIDROCARBUROS - ANH	
A-INGRESOS CORRIENTES	391,828,863,000
B-RECURSOS DE CAPITAL	173,000,000,000
2112 AGENCIA NACIONAL DE MINERÍA - ANM	
A-INGRESOS CORRIENTES	77,198,200,000
B-RECURSOS DE CAPITAL	2,160,000,000
2209 INSTITUTO NACIONAL PARA SORDOS (INSOR)	
A-INGRESOS CORRIENTES	626,186,010
B-RECURSOS DE CAPITAL	6,700,746,400
2210 INSTITUTO NACIONAL PARA CIEGOS (INCI)	
A-INGRESOS CORRIENTES	425,217,793
B-RECURSOS DE CAPITAL	263,700,000
2234 INSTITUTO TECNICO CENTRAL	
A-INGRESOS CORRIENTES	6,514,959,834
B-RECURSOS DE CAPITAL	764,000,000

2238 **INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA**
A-INGRESOS CORRIENTES 421,963,269
B-RECURSOS DE CAPITAL 117,450,000

2239 **INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR**
A-INGRESOS CORRIENTES 1,427,039,397
B-RECURSOS DE CAPITAL 1,211,000,000

2241 **INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL**
A-INGRESOS CORRIENTES 3,730,303,895
B-RECURSOS DE CAPITAL 572,900,000

2242 **INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI**
A-INGRESOS CORRIENTES 1,428,498,346
B-RECURSOS DE CAPITAL 81,000,000

2306 **FONDO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES**
A-INGRESOS CORRIENTES 1,035,943,600,000
B-RECURSOS DE CAPITAL 294,174,900,000

2309 **AGENCIA NACIONAL DEL ESPECTRO - ANE**
A-INGRESOS CORRIENTES 28,164,000,000

2402 **INSTITUTO NACIONAL DE VIAS**
A-INGRESOS CORRIENTES 421,787,267,543
B-RECURSOS DE CAPITAL 132,144,900,000

2412 **UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL**
A-INGRESOS CORRIENTES 455,089,851,262
B-RECURSOS DE CAPITAL 6,000,000,000

2413 **AGENCIA NACIONAL DE INFRAESTRUCTURA**
A-INGRESOS CORRIENTES 120,624,746,670
B-RECURSOS DE CAPITAL 4,000,000,000

2602 **FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA**
A-INGRESOS CORRIENTES 936,000,000
B-RECURSOS DE CAPITAL 32,245,000,000

2802 **FONDO ROTATORIO DE LA REGISTRADURIA**
A-INGRESOS CORRIENTES 40,969,100,000
B-RECURSOS DE CAPITAL 5,367,900,000

2803 **FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL**
B-RECURSOS DE CAPITAL 6,924,000,000

2902 **INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES**
A-INGRESOS CORRIENTES 5,854,500,000
B-RECURSOS DE CAPITAL 350,500,000

3202 **INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES- IDEAM**
A-INGRESOS CORRIENTES 8,460,000,000
B-RECURSOS DE CAPITAL 1,375,600,000

3204 **FONDO NACIONAL AMBIENTAL**
A-INGRESOS CORRIENTES 32,766,290,000
B-RECURSOS DE CAPITAL 22,729,000,000

3304 **ARCHIVO GENERAL DE LA NACION**
A-INGRESOS CORRIENTES 6,466,872,817
B-RECURSOS DE CAPITAL 2,487,000,000

3305 **INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA**
A-INGRESOS CORRIENTES 918,390,720
B-RECURSOS DE CAPITAL 400,490,000

3307 **INSTITUTO CARO Y CUERVO**
A-INGRESOS CORRIENTES 374,993,939
B-RECURSOS DE CAPITAL 414,700,000

3502 **SUPERINTENDENCIA DE SOCIEDADES**
A-INGRESOS CORRIENTES 105,506,142,000
B-RECURSOS DE CAPITAL 8,600,000,000

3503 SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO	
A-INGRESOS CORRIENTES	51,761,076,000
B-RECURSOS DE CAPITAL	28,144,360,000
3504 UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL CONTADORES	
A-INGRESOS CORRIENTES	4,067,334,434
B-RECURSOS DE CAPITAL	1,545,000,100
3505 INSTITUTO NACIONAL DE METROLOGÍA - INM	
A-INGRESOS CORRIENTES	807,277,000
3602 SERVICIO NACIONAL DE APRENDIZAJE (SENA)	
A-INGRESOS CORRIENTES	243,360,742,000
B-RECURSOS DE CAPITAL	204,820,201,000
C-CONTRIBUCIONES PARAFISCALES	1,827,399,701,000
3708 UNIDAD NACIONAL DE PROTECCION - UNP	
A-INGRESOS CORRIENTES	14,000,000,000
3801 COMISION NACIONAL DEL SERVICIO CIVIL	
A-INGRESOS CORRIENTES	50,562,900,000
B-RECURSOS DE CAPITAL	5,580,000,000
4104 UNIDAD DE ATENCIÓN Y REPARACIÓN INTEGRAL A LAS VICTIMAS	
A-INGRESOS CORRIENTES	42,640,000,000
4105 CENTRO DE MEMORIA HISTÓRICA	
A-INGRESOS CORRIENTES	1,000,000,000
B-RECURSOS DE CAPITAL	906,708,000
4106 INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)	
A-INGRESOS CORRIENTES	747,817,723
B-RECURSOS DE CAPITAL	221,048,861,486
C-CONTRIBUCIONES PARAFISCALES	3,476,011,154,637
III - TOTAL INGRESOS	**185,524,633,717,636**

CAPÍTULO II
RECURSOS SUBCUENTA DE SOLIDARIDAD DEL FOSYGA

ARTÍCULO 2o. Se estima la cuantía de los recursos de la Subcuenta de Solidaridad del Fondo de Solidaridad y Garantía – FOSYGA para la vigencia fiscal de 2013 en la suma de TRES BILLONES CUARENTA Y DOS MIL TRECIENTOS OCHENTA Y DOS MILLONES DE PESOS MONEDA LEGAL ($3,042,382,000,000).

SEGUNDA PARTE

ARTÍCULO 3o. PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Aprópiese para atender los gastos de funcionamiento, inversión y servicio de la deuda pública del Presupuesto General de la Nación durante la vigencia fiscal del 1o. de enero al 31 de diciembre de 2013 una suma por valor de: CIENTO OCHENTA Y CINCO BILLONES QUINIENTOS VEINTICUATRO MIL SEISCIENTOS TREINTA Y TRES MILLONES SETECIENTOS DIECISIETE MIL SEISCIENTOS TREINTA Y SEIS PESOS MONEDA LEGAL ($185,524,633,717,636), según el detalle què se encuentra a continuación:

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0101			
		CONGRESO DE LA REPUBLICA			
A. PRESUPUESTO DE FUNCIONAMIENTO			383.435.000.000		383.435.000,000
C. PRESUPUESTO DE INVERSION			71,142,317.260		71,142,317,260
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2.131,317.260		2,131,317,260
	1000	INTERSUBSECTORIAL GOBIERNO	2,131,317.260		2.131,317,260
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	20,000,000,000		20.000,000.000
	1000	INTERSUBSECTORIAL GOBIERNO	20 000,000 000		20.000.000.000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	12,000.000.000		12.000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	12,000.000.000		12.000.000.000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	36.411.000,000		36,411,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	36,411 000,000		36.411,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	600.000,000		600.000.000
	1000	INTERSUBSECTORIAL GOBIERNO	600,000.000		600.000.000
TOTAL PRESUPUESTO SECCION			454,577.317.260		454,577,317.260
		SECCION: 0201			
		PRESIDENCIA DE LA REPUBLICA			
A. PRESUPUESTO DE FUNCIONAMIENTO			153,380,609,752		153.380,609.752
C. PRESUPUESTO DE INVERSION			105.666,752,705		105,666,752.705
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	2.940,000,000		2,940,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,940,000,000		2.940.000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,800,000,000		3.800.000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,800,000.000		3,800,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	6,150,000,000		6,150,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	6.150,000,000		6,150,000.000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	92,776,752,705		92,776,752,705
	1000	INTERSUBSECTORIAL GOBIERNO	91,776,752,705		91,776,752,705
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	1,000,000,000		1,000,000,000
TOTAL PRESUPUESTO SECCION			259,047,362,457		259.047,362,457

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0209			
		AGENCIA PRESIDENCIAL DE COOPERACIÓN INTERNACIONAL DE COLOMBIA, APC - COLOMBIA			
A. PRESUPUESTO DE FUNCIONAMIENTO			**23,052,000,000**		**23,052,000,000**
C. PRESUPUESTO DE INVERSION			**20,153,000,000**	**30,000,000,000**	**50,153,000,000**
540		COORDINACION, ADMINISTRACION PROMOCION Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	20,153,000,000	30,000,000,000	50,153,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	20,153,000,000	30,000,000,000	50,153,000,000
TOTAL PRESUPUESTO SECCION			**43,205,000,000**	**30,000,000,000**	**73,205,000,000**
		SECCION: 0211			
		UNIDAD NACIONAL PARA LA GESTIÓN DEL RIESGO DE DESASTRES			
A. PRESUPUESTO DE FUNCIONAMIENTO			**30,449,000,000**		**30,449,000,000**
C. PRESUPUESTO DE INVERSION			**2,392,812,678**		**2,392,812,678**
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	837,484,438		837,484,438
	1001	PREVENCIÓN Y ATENCIÓN DE EMERGENCIAS	837,484,438		837,484,438
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,196,406,339		1,196,406,339
	1000	INTERSUBSECTORIAL GOBIERNO	1,196,406,339		1,196,406,339
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	358,921,901		358,921,901
	1000	INTERSUBSECTORIAL GOBIERNO	358,921,901		358,921,901
TOTAL PRESUPUESTO SECCION			**32,841,812,678**		**32,841,812,678**
		SECCION: 0212			
		AGENCIA COLOMBIANA PARA LA REINTEGRACIÓN DE PERSONAS Y GRUPOS ALZADOS EN ARMAS			
A. PRESUPUESTO DE FUNCIONAMIENTO			**152,256,000,000**		**152,256,000,000**
C. PRESUPUESTO DE INVERSION			**4,290,000,000**		**4,290,000,000**
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	4,290,000,000		4,290,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,290,000,000		4,290,000,000
TOTAL PRESUPUESTO SECCION			**156,546,000,000**		**156,546,000,000**
		SECCION: 0301			
		DEPARTAMENTO ADMINISTRATIVO NACIONAL DE PLANEACION			
A. PRESUPUESTO DE FUNCIONAMIENTO			**80,672,065,183**		**80,672,065,183**

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			355,962,638,202		355,962,638,202
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	900,000,000		900,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	900,000,000		900,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	2,439,878,595		2,439,878,595
	1000	INTERSUBSECTORIAL GOBIERNO	2,439,878,595		2,439,878,595
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	5,000,000,000		5,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	5,000,000,000		5,000,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	346,979,607,582		346,979,607,582
	1000	INTERSUBSECTORIAL GOBIERNO	346,979,607,582		346,979,607,582
540		COORDINACION, ADMINISTRACION, PROMOCION Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	643,152,025		643,152,025
	1000	INTERSUBSECTORIAL GOBIERNO	643,152,025		643,152,025
TOTAL PRESUPUESTO SECCION			436,634,703,385		436,634,703,385

SECCION: 0303

UNIDAD ADMINISTRATIVA ESPECIAL - AGENCIA NACIONAL DE CONTRATACIÓN PÚBLICA - COLOMBIA COMPRA EFICIENTE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			8,831,000,000		8,831,000,000
C. PRESUPUESTO DE INVERSION				15,500,000,000	15,500,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		15,500,000,000	15,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		15,500,000,000	15,500,000,000
TOTAL PRESUPUESTO SECCION			8,831,000,000	15,500,000,000	24,331,000,000

SECCION: 0324

SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				61,151,162,000	61,151,162,000
C. PRESUPUESTO DE INVERSION				24,814,400,000	24,814,400,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		650,000,000	650,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		650,000,000	650,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		1,980,000,000	1,980,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,980,000,000	1,980,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		22,184,400,000	22,184,400,000
	1000	INTERSUBSECTORIAL GOBIERNO		22,184,400,000	22,184,400,000
TOTAL PRESUPUESTO SECCION				**85,965,562,000**	**85,965,562,000**

SECCION: 0325

FONDO NACIONAL DE REGALIAS EN LIQUIDACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**3,342,000,000**		**3,342,000,000**
C. PRESUPUESTO DE INVERSION			**408,265,000,000**		**408,265,000,000**
630		TRANSFERENCIAS	408.265,000,000		408,265,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	408,265,000,000		408,265,000,000
TOTAL PRESUPUESTO SECCION			**411,607,000,000**		**411,607,000,000**

SECCION: 0401

DEPARTAMENTO ADMINISTRATIVO NACIONAL DE ESTADISTICA (DANE)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**73,805,588,071**		**73,805,588,071**
C. PRESUPUESTO DE INVERSION			**113,181,260,052**		**113,181,260,052**
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	352,906,240		352,906,240
	1000	INTERSUBSECTORIAL GOBIERNO	352,906,240		352,906,240
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	110,522,084,764		110,522,084,764
	1003	PLANIFICACIÓN Y ESTADISTICA	110,522,084,764		110,522,084,764
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	2,306,269,048		2,306,269,048
	1000	INTERSUBSECTORIAL GOBIERNO	2,306,269,048		2,306,269,048
TOTAL PRESUPUESTO SECCION			**186,986,848,123**		**186,986,848,123**

SECCION: 0402

FONDO ROTATORIO DEL DANE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**21,000,000**	**1,852,400,000**	**1,873,400,000**
C. PRESUPUESTO DE INVERSION				**9,500,000,000**	**9,500,000,000**
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		9,500,000,000	9,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		9,500,000,000	9,500,000,000
TOTAL PRESUPUESTO SECCION			**21,000,000**	**11,352,400,000**	**11,373,400,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0403			
		INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC			
		A. PRESUPUESTO DE FUNCIONAMIENTO	**76,210,000,000**	**4,030,000,000**	**80,240,000,000**
		C. PRESUPUESTO DE INVERSION	**102,028,846,425**	**43,368,000,000**	**145,396,846,425**
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	2,369,000,000	28,000,000	2,397,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,369,000,000	28,000,000	2,397,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	12,140,000,000	413,000,000	12,553,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	12,140,000,000	413,000,000	12,553,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	112,000,000	300,000,000	412,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	112,000,000	300,000,000	412,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,708,000,000	67,000,000	1,775,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,708,000,000	67,000,000	1,775,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,151,000,000	556,000,000	2,707,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,151,000,000	556,000,000	2,707,000,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	80,048,846,425	40,808,000,000	120,856,846,425
	1003	PLANIFICACIÓN Y ESTADÍSTICA	80,048,846,425	40.808,000,000	120,856,846,425
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	3,500,000,000	1,196,000,000	4,696,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,500,000,000	1,196,000,000	4,696,000,000
		TOTAL PRESUPUESTO SECCION	**178,238,846,425**	**47,398,000,000**	**225,636,846,425**
		SECCION: 0501			
		DEPARTAMENTO ADMINISTRATIVO DE LA FUNCION PUBLICA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	**13,632,550,000**		**13,632,550,000**
		C. PRESUPUESTO DE INVERSION	**5,773,000,000**		**5,773,000,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	800,000,000		800,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	800,000,000		800,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	2,397,000,000		2,397,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,397,000,000		2,397,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	2,576,000,000		2,576,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,576,000,000		2,576,000,000
		TOTAL PRESUPUESTO SECCION	**19,405,550,000**		**19,405,550,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0503			
		ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)			
A. PRESUPUESTO DE FUNCIONAMIENTO				51,383,000,000	51,383,000,000
C. PRESUPUESTO DE INVERSION				86,215,272,000	86,215,272,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		13,500,000,000	13,500,000,000
	705	EDUCACION SUPERIOR		13,500,000,000	13,500,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		3,000,000,000	3,000,000,000
	705	EDUCACION SUPERIOR		3,000,000,000	3,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		500,000,000	500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		500,000,000	500,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		6,000,000,000	6,000,000,000
	705	EDUCACION SUPERIOR		6,000,000,000	6,000,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO		29,400,000,000	29,400,000,000
	700	INTERSUBSECTORIAL EDUCACION		5,500,000,000	5,500,000,000
	705	EDUCACION SUPERIOR		13,000,000,000	13,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		10,900,000,000	10,900,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		33,815,272,000	33,815,272,000
	705	EDUCACION SUPERIOR		26,578,197,700	26,578,197,700
	1000	INTERSUBSECTORIAL GOBIERNO		7,237,074,300	7,237,074,300
TOTAL PRESUPUESTO SECCION				137,598,272,000	137,598,272,000
		SECCION: 0601			
		DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD (DAS)			
A. PRESUPUESTO DE FUNCIONAMIENTO			74,142,862,180		74,142,862,180
TOTAL PRESUPUESTO SECCION			74,142,862,180		74,142,862,180
		SECCION: 0602			
		FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD			
A. PRESUPUESTO DE FUNCIONAMIENTO			628,635,000	20,362,461,000	20,991,096,000
C. PRESUPUESTO DE INVERSION			3,536,540,820	5,000,000,000	8,536,540,820
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	2,057,292,042		2,057,292,042
	101	DEFENSA Y SEGURIDAD INTERNA	2,057,292,042		2,057,292,042

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,479,248,778		1,479,248,778
	101	DEFENSA Y SEGURIDAD INTERNA	1,479,248,778		1,479,248,778
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		5,000,000,000	5,000,000,000
	104	DEFENSA NACIONAL		5,000,000,000	5,000,000,000
TOTAL PRESUPUESTO SECCION			4,165,175,820	25,362,461,000	29,527,636,820

SECCION: 1101

MINISTERIO DE RELACIONES EXTERIORES

		CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			234,237,000,000		234,237,000,000
TOTAL PRESUPUESTO SECCION			234,237,000,000		234,237,000,000

SECCION: 1102

FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			67,091,000,000	165,349,000,000	232,440,000,000
C. PRESUPUESTO DE INVERSION			2,600,000,000	45,655,000,000	48,255,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		11,500,000,000	11,500,000,000
	1002	RELACIONES EXTERIORES		11,500,000,000	11,500,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA		6,500,000,000	6,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		6,500,000,000	6,500,000,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO		3,000,000,000	3,000,000,000
	1002	RELACIONES EXTERIORES		3,000,000,000	3,000,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		13,325,000,000	13,325,000,000
	1002	RELACIONES EXTERIORES		13,325,000,000	13,325,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	400,000,000		400,000,000
	1002	RELACIONES EXTERIORES	400,000,000		400,000,000
670		APOYO	2,200,000,000	11,330,000,000	13,530,000,000
	1002	RELACIONES EXTERIORES	2,200,000,000	11,330,000,000	13,530,000,000
TOTAL PRESUPUESTO SECCION			69,691,000,000	211,004,000,000	280,695,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1104			
		UNIDAD ADMINISTRATIVA ESPECIAL MIGRACION COLOMBIA			
A. PRESUPUESTO DE FUNCIONAMIENTO			**59,139,000,000**	**11,294,000,000**	**70,433,000,000**
C. PRESUPUESTO DE INVERSION			**13,130,000,000**		**13,130,000,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,040,000,000		1,040,000,000
	1002	RELACIONES EXTERIORES	1,040,000,000		1,040,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	562,000,000		562,000,000
	1002	RELACIONES EXTERIORES	562,000,000		562,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	8,074,000,000		8,074,000,000
	1002	RELACIONES EXTERIORES	8,074,000,000		8,074,000,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	1,884,000,000		1,884,000,000
	1002	RELACIONES EXTERIORES	1,884,000,000		1,884,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	1,570,000,000		1,570,000,000
	1002	RELACIONES EXTERIORES	1,570,000,000		1,570,000,000
TOTAL PRESUPUESTO SECCION			**72,269,000,000**	**11,294,000,000**	**83,563,000,000**
		SECCION: 1201			
		MINISTERIO DE JUSTICIA Y DEL DERECHO			
A. PRESUPUESTO DE FUNCIONAMIENTO			**54,680,087,196**		**54,680,087,196**
C. PRESUPUESTO DE INVERSION			**52,469,975,978**		**52,469,975,978**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,265,560,448		10,265,560,448
	800	INTERSUBSECTORIAL JUSTICIA	10,265,560,448		10,265,560,448
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	5,606,473,043		5,606,473,043
	800	INTERSUBSECTORIAL JUSTICIA	2,477,500,000		2,477,500,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,128,973,043		3,128,973,043
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	8,677,431,400		8,677,431,400
	800	INTERSUBSECTORIAL JUSTICIA	8,677,431,400		8,677,431,400
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	1,400,000,000		1,400,000,000
	800	INTERSUBSECTORIAL JUSTICIA	1,400,000,000		1,400,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	200,000,000		200,000,000
	800	INTERSUBSECTORIAL JUSTICIA	200,000,000		200,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	[illegible]19,981		24,675,719,981
	800	INTERSUBSECTORIAL JUSTICIA	24,675,719,981		24,675,719,981
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	490,000,000		490,000,000
	800	INTERSUBSECTORIAL JUSTICIA	490,000,000		490,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,154,791,106		1,154,791,106
	1000	INTERSUBSECTORIAL GOBIERNO	1,154,791,106		1,154,791,106
TOTAL PRESUPUESTO SECCION			107,150,063,174		107,150,063,174

SECCION: 1204

SUPERINTENDENCIA DE NOTARIADO Y REGISTRO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				374,715,717,755	374,715,717,755
C. PRESUPUESTO DE INVERSION				355,311,000,000	355,311,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		10,703,000,000	10,703,000,000
	800	INTERSUBSECTORIAL JUSTICIA		10,703,000,000	10,703,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		3,000,000,000	3,000,000,000
	800	INTERSUBSECTORIAL JUSTICIA		3,000,000,000	3,000,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		44,921,607,667	44,921,607,667
	800	INTERSUBSECTORIAL JUSTICIA		44,921,607,667	44,921,607,667
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO		14,628,982,454	14,628,982,454
	800	INTERSUBSECTORIAL JUSTICIA		14,628,982,454	14,628,982,454
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		17,400,000,000	17,400,000,000
	800	INTERSUBSECTORIAL JUSTICIA		17,400,000,000	17,400,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		6,157,409,879	6,157,409,879
	1000	INTERSUBSECTORIAL GOBIERNO		6,157,409,879	6,157,409,879
540		COORDINACION, ADMINISTRACION, PROMOCION Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO		3,000,000,000	3,000,000,000
	800	INTERSUBSECTORIAL JUSTICIA		3,000,000,000	3,000,000,000
630		TRANSFERENCIAS		255,500,000,000	255,500,000,000
	803	ADMINISTRACION DE JUSTICIA		255,500,000,000	255,500,000,000
TOTAL PRESUPUESTO SECCION				730,026,717,755	730,026,717,755

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 1208

INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			772,186,094,493	114,647,944,056	886,834,038,549
C. PRESUPUESTO DE INVERSION			4,430,632,570		4,430,632,570
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	3,750,000,000		3,750,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	3,750,000,000		3,750,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	280,632,570		280,632,570
	802	SISTEMA PENITENCIARIO Y CARCELARIO	280,632,570		280,632,570
540		COORDINACION, ADMINISTRACION, PROMOCION Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	400,000,000		400,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	400,000,000		400,000,000
TOTAL PRESUPUESTO SECCION			776,616,727,063	114,647,944,056	891,264,671,119

SECCION: 1209

DIRECCIÓN NACIONAL DE ESTUPEFACIENTES EN LIQUIDACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				231,492,057,800	231,492,057,800
C. PRESUPUESTO DE INVERSION				59,808,000,000	59,808,000,000
630		TRANSFERENCIAS		59,808,000,000	59,808,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		59,808,000,000	59,808,000,000
TOTAL PRESUPUESTO SECCION				291,300,057,800	291,300,057,800

SECCION: 1210

UNIDAD ADMINISTRATIVA ESPECIAL AGENCIA NACIONAL DE DEFENSA JURIDICA DEL ESTADO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			24,839,769,682		24,839,769,682
C. PRESUPUESTO DE INVERSION			1,072,000,000		1,072,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	1,072,000,000		1,072,000,000
	800	INTERSUBSECTORIAL JUSTICIA	1,072,000,000		1,072,000,000
TOTAL PRESUPUESTO SECCION			25,911,769,682		25,911,769,682

SECCION: 1211

UNIDAD DE SERVICIOS PENITENCIARIOS Y CARCELARIOS - SPC

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			381,636,487,014		381,636,487,014

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			124,800,515,028		124,800,515,028
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	68,311,000,000		68,311,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	68,311,000,000		68,311,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	28,014,848,121		28,014,848,121
	802	SISTEMA PENITENCIARIO Y CARCELARIO	28,014,848,121		28,014,848,121
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	7,589,666,907		7,589,666,907
	802	SISTEMA PENITENCIARIO Y CARCELARIO	7,589,666,907		7,589,666,907
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	20,885,000,000		20,885,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	20,885,000,000		20,885,000,000
TOTAL PRESUPUESTO SECCION			506,437,002,042		506,437,002,042

SECCION: 1301

MINISTERIO DE HACIENDA Y CREDITO PUBLICO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			10,196,721,395,655		10,196,721,395,655
C. PRESUPUESTO DE INVERSION			1,281,520,325,472		1,281,520,325,472
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	43,605,372,122		43,605,372,122
	1000	INTERSUBSECTORIAL GOBIERNO	43,605,372,122		43,605,372,122
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,200,000,000		1,200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,200,000,000		1,200,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	22,733,476,541		22,733,476,541
	1000	INTERSUBSECTORIAL GOBIERNO	22,733,476,541		22,733,476,541
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	1,385,880,971		1,385,880,971
	1000	INTERSUBSECTORIAL GOBIERNO	1,385,880,971		1,385,880,971
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	14,577,095,962		14,577,095,962
	1000	INTERSUBSECTORIAL GOBIERNO	14,577,095,962		14,577,095,962
610		CREDITOS	21,000,000,000		21,000,000,000
	306	PRESTACIÓN DE SERVICIOS EN SALUD	21,000,000,000		21,000,000,000
630		TRANSFERENCIAS	1,177,018,499,876		1,177,018,499,876
	600	INTERSUBSECTORIAL TRANSPORTE	769,573,278,472		769,573,278,472
	1000	INTERSUBSECTORIAL GOBIERNO	407,445,221,404		407,445,221,404
TOTAL PRESUPUESTO SECCION			11,478,241,721,127		11,478,241,721,127

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1308			
		UNIDAD ADMINISTRATIVA ESPECIAL CONTADURIA GENERAL DE LA NACION			
A. PRESUPUESTO DE FUNCIONAMIENTO			**9,968,562,438**		**9,968,562,438**
C. PRESUPUESTO DE INVERSION			**8,925,290,168**		**8,925,290,168**
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	5,000,000,000		5,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	5,000,000,000		5,000,000,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	1,900,000,000		1,900,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,900,000,000		1,900,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	1,550,000,000		1,550,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,550,000,000		1,550,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	475,290,168		475,290,168
	1000	INTERSUBSECTORIAL GOBIERNO	475,290,168		475,290,168
TOTAL PRESUPUESTO SECCION			**18,893,852,606**		**18,893,852,606**
		SECCION: 1309			
		SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA			
A. PRESUPUESTO DE FUNCIONAMIENTO				**8,003,640,406**	**8,003,640,406**
C. PRESUPUESTO DE INVERSION				**4,041,000,000**	**4,041,000,000**
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		537,000,000	537,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		537,000,000	537,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO		109,000,000	109,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		109,000,000	109,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		3,395,000,000	3,395,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,104,000,000	1,104,000,000
	1700	INTERSUBSECTORIAL ECONOMÍA SOLIDARIA		2,291,000,000	2,291,000,000
TOTAL PRESUPUESTO SECCION				**12,044,640,406**	**12,044,640,406**
		SECCION: 1310			
		UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES			
A. PRESUPUESTO DE FUNCIONAMIENTO			**977,079,000,000**	**26,525,100,000**	**1,003,604,100,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			**[illegible]45,796**		**393,499,045,796**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	[illegible],331,197		5,971,331,197
	1000	INTERSUBSECTORIAL GOBIERNO	5,9[illegible]331,197		5,971,331,197
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	[illegible]332,303,512		[illegible],332,303,512
	1000	INTERSUBSECTORIAL GOBIERNO	[illegible]303,512		1,332,303,512
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	[illegible],087		386,195,411,087
	1000	INTERSUBSECTORIAL GOBIERNO	[illegible]411,087		386,195,411,087
TOTAL PRESUPUESTO SECCION			**1,[illegible]70,578,045,796**	**26,525,100,000**	**1,397,103,145,796**

SECCION: 1312

UNIDAD DE INFORMACION Y ANALISIS FINANCIERO

			APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**6,676,112,721**		**6,676,112,721**
TOTAL PRESUPUESTO SECCION			**6,676,112,721**		**6,676,112,721**

SECCION: 1313

SUPERINTENDENCIA FINANCIERA DE COLOMBIA

			APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**165,774,000,000**	**165,774,000,000**
C. PRESUPUESTO DE INVERSION				**14,897,359,000**	**14,897,359,000**
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,640,616,000	1,640,616,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,640,616,000	1,640,616,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		10,000,000,000	10,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		10,000,000,000	10,000,000,000
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		1,043,697,000	1,043,697,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,043,697,000	1,043,697,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		2,090,000,000	2,090,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		2,090,000,000	2,090,000,000
450		LEVANTAMIENTO Y ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO		51,005,000	51,005,000
	1000	INTERSUBSECTORIAL GOBIERNO		51,005,000	51,005,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		72,041,000	72,041,000
	1000	INTERSUBSECTORIAL GOBIERNO		72,041,000	72,041,000
TOTAL PRESUPUESTO SECCION				**180,671,359,000**	**180,671,359,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1314			
		UNIDAD ADMINISTRATIVA ESPECIAL DE GESTION PENSIONAL Y CONTRIBUCIONES PARAFISCALES DE LA PROTECCIÓN SOCIAL - UGPPP			
A. PRESUPUESTO DE FUNCIONAMIENTO			**167,013,000,000**		**167,013,000,000**
C. PRESUPUESTO DE INVERSION			**6,450,000,000**		**6,450,000,000**
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	450,000,000		450,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	450,000,000		450,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	6,000,000,000		6,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	6,000,000,000		6,000,000,000
TOTAL PRESUPUESTO SECCION			**173,463,000,000**		**173,463,000,000**
		SECCION: 1315			
		FONDO ADAPTACION			
A. PRESUPUESTO DE FUNCIONAMIENTO			**20,643,000,000**		**20,643,000,000**
C. PRESUPUESTO DE INVERSION			**1,860,000,000,000**		**1,860,000,000,000**
630		TRANSFERENCIAS	1,860,000,000,000		1,860,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,860,000,000,000		1,860,000,000,000
TOTAL PRESUPUESTO SECCION			**1,880,643,000,000**		**1,880,643,000,000**
		SECCION: 1401			
		SERVICIO DE LA DEUDA PUBLICA NACIONAL			
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA			**45,109,198,935,564**		**45,109,198,935,564**
TOTAL PRESUPUESTO SECCION			**45,109,198,935,564**		**45,109,198,935,564**
		SECCION: 1501			
		MINISTERIO DE DEFENSA NACIONAL			
A. PRESUPUESTO DE FUNCIONAMIENTO			**10,273,024,534,968**		**10,273,024,534,968**
C. PRESUPUESTO DE INVERSION			**2,372,393,000,000**		**2,372,393,000,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	289,002,149,716		289.002,149,716
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	211,495,000,000		211,495,000,000
	10[illegible]	DEFENSA Y SEGURIDAD INTERNA	21,600,000,000		21,600,000,000
	104	DEFENSA NACIONAL	2,887,500,000		2,887,500,000
	300	INTERSUBSECTORIAL SALUD	15,369,649,716		15,369,649,716
	306	PRESTACIÓN DE SERVICIOS EN SALUD	12,500,000,000		12,500,000,000
	607	TRANSPORTE MARITIMO	12,000,000,000		12,000,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1203	SANEAMIENTO BÁSICO	600,000,000		600,000,000
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	12,550,000,000		12,550,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	18,957,000,000		18,957,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	6,000,000,000		6,000,000,000
	104	DEFENSA NACIONAL	12,957,000,000		12,957,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	18,819,000,000		18,819,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	5,440,000,000		5,440,000,000
	104	DEFENSA NACIONAL	9,479,000,000		9,479,000,000
	1201	ACUEDUCTO Y ALCANTARILLADO	3,900,000,000		3,900,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	19,000,000,000		19,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	19,000,000,000		19,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	875,905,556,668		875,905,556,668
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	850,749,000,000		850,749,000,000
	102	DEFENSA Y SEGURIDAD EXTERNA	7,827,000,000		7,827,000,000
	300	INTERSUBSECTORIAL SALUD	17,329,556,668		17,329,556,668
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	210,426,000,000		210,426,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	47,000,000,000		47,000,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	163,426,000,000		163,426,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	826,554,293,616		826,554,293,616
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	655,399,500,000		655,399,500,000
	104	DEFENSA NACIONAL	150,396,000,000		150,396,000,000
	300	INTERSUBSECTORIAL SALUD	6,415,793,616		6,415,793,616
	608	TRANSPORTE AEREO	14,343,000,000		14,343,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,612,000,000		1,612,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1,612,000,000		1,612,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	6,168,000,000		6,168,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	2,100,000,000		2,100,000,000
	104	DEFENSA NACIONAL	4,068,000,000		4,068,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	12,968,000,000		12,968,000,000
	104	DEFENSA NACIONAL	12,968,000,000		12,968,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	8,550,000,000		8,550,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	8,550,000,000		8,550,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	80,700,000,000		80,700,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	2,600,000,000		2,600,000,000
	104	DEFENSA NACIONAL	3,100,000,000		3,100,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	75,000,000,000		75,000,000,000
630		TRANSFERENCIAS	3,731,000,000		3,731,000,000
	104	DEFENSA NACIONAL	3,731,000,000		3,731,000,000
TOTAL PRESUPUESTO SECCION			12,645,417,534,968		12,645,417,534,968

SECCION: 1503

CAJA DE RETIRO DE LAS FUERZAS MILITARES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			1,554,214,922,000	201,147,335,450	1,755,362,257,450
C. PRESUPUESTO DE INVERSION				9,040,000,000	9,040,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		6,740,000,000	6,740,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		6,740,000,000	6,740,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		2,300,000,000	2,300,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		2,300,000,000	2,300,000,000
TOTAL PRESUPUESTO SECCION			1,554,214,922,000	210,187,335,450	1,764,402,257,450

SECCION: 1507

INSTITUTO CASAS FISCALES DEL EJERCITO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				20,903,385,000	20,903,385,000
C. PRESUPUESTO DE INVERSION			32,100,000,000	16,216,000,000	48,316,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	32,100,000,000	8,636,000,000	40,736,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	32,100,000,000	8,462,000,000	40,562,000,000
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL		174,000,000	174,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		7,580,000,000	7,580,000,000
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL		7,580,000,000	7,580,000,000
TOTAL PRESUPUESTO SECCION			32,100,000,000	37,119,385,000	69,219,385,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1508			
		DEFENSA CIVIL COLOMBIANA, GUILLERMO LEÓN VALENCIA			
A. PRESUPUESTO DE FUNCIONAMIENTO			**19,452,373,000**	**2,941,200,000**	**22,393,573,000**
C. PRESUPUESTO DE INVERSION			**707,000,000**	**1,000,000,000**	**1,707,000,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	202,961,673		202,961,673
	1001	PREVENCIÓN Y ATENCIÓN DE EMERGENCIAS	202,961,673		202,961,673
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	164,038,327	1,000,000,000	1,164,038,327
	1001	PREVENCIÓN Y ATENCIÓN DE EMERGENCIAS	164,038,327	1,000,000,000	1,164,038,327
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	340,000,000		340,000,000
	1001	PREVENCIÓN Y ATENCIÓN DE EMERGENCIAS	340,000,000		340,000,000
TOTAL PRESUPUESTO SECCION			**20,159,373,000**	**3,941,200,000**	**24,100,573,000**
		SECCION: 1510			
		CLUB MILITAR DE OFICIALES			
A. PRESUPUESTO DE FUNCIONAMIENTO				**36,746,653,072**	**36,746,653,072**
TOTAL PRESUPUESTO SECCION				**36,746,653,072**	**36,746,653,072**
		SECCION: 1511			
		CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL			
A. PRESUPUESTO DE FUNCIONAMIENTO			**1,928,658,900,000**	**232,497,000,000**	**2,161,155,900,000**
C. PRESUPUESTO DE INVERSION				**1,950,000,000**	**1,950,000,000**
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR		1,950,000,000	1,950,000,000
	104	DEFENSA NACIONAL		1,950,000,000	1,950,000,000
TOTAL PRESUPUESTO SECCION			**1,928,658,900,000**	**234,447,000,000**	**2,163,105,900,000**
		SECCION: 1512			
		FONDO ROTATORIO DE LA POLICIA			
A. PRESUPUESTO DE FUNCIONAMIENTO				**313,287,000,000**	**313,287,000,000**
C. PRESUPUESTO DE INVERSION				**8,000,000,000**	**8,000,000,000**
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		2,592,076,080	2,592,076,080
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		2,592,076,080	2,592,076,080

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
420		ESTUDIOS DE PREINVERSION		5,407,923,920	5,407,923,920
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		5,407,923,920	5,407,923,920
TOTAL PRESUPUESTO SECCION				321,287,000,000	321,287,000,000

SECCION: 1516

SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				10,150,100,000	10,150,100,000
C. PRESUPUESTO DE INVERSION				500,000,000	500,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		500,000,000	500,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		500,000,000	500,000,000
TOTAL PRESUPUESTO SECCION				10,650,100,000	10,650,100,000

SECCION: 1519

HOSPITAL MILITAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			16,377,000,000	189,548,008,000	205,925,008,000
C. PRESUPUESTO DE INVERSION			9,197,000,000		9,197,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	4,700,000,000		4,700,000,000
	104	DEFENSA NACIONAL	4,700,000,000		4,700,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	2,000,000,000		2,000,000,000
	300	INTERSUBSECTORIAL SALUD	2,000,000,000		2,000,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	2,497,000,000		2,497,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	2,297,000,000		2,297,000,000
	104	DEFENSA NACIONAL	200,000,000		200,000,000
TOTAL PRESUPUESTO SECCION			25,574,000,000	189,548,008,000	215,122,008,000

SECCION: 1520

AGENCIA LOGISTICA DE LAS FUERZAS MILITARES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				952,944,357,669	952,944,357,669
C. PRESUPUESTO DE INVERSION				25,800,000,000	25,800,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		18,000,000,000	18,000,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		18,000,000,000	18,000,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		4,500,000,000	4,500,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		4,500,000,000	4,500,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA		3,300,000,000	3,300,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		3,300,000,000	3,300,000,000
TOTAL PRESUPUESTO SECCION				978,744,357,669	978,744,357,669

SECCION: 1601

POLICIA NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			6,908,123,036,777		6,908,123,036,777
C. PRESUPUESTO DE INVERSION			432,087,000,000		432,087,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	219,196,000,000		219,196,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	1,000,000,000		1,000,000,000
	104	DEFENSA NACIONAL	216,880,000,000		216,880,000,000
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	1,316,000,000		1,316,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,000,000,000		2,000,000,000
	104	DEFENSA NACIONAL	2,000,000,000		2,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,000,000,000		3,000,000,000
	104	DEFENSA NACIONAL	3,000,000,000		3,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	52,000,000,000		52,000,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	52,000,000,000		52,000,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	153,017,000,000		153,017,000,000
	104	DEFENSA NACIONAL	141,325,000,000		141,325,000,000
	300	INTERSUBSECTORIAL SALUD	11,692,000,000		11,692,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	2,874,000,000		2,874,000,000
	104	DEFENSA NACIONAL	2,874,000,000		2,874,000,000
TOTAL PRESUPUESTO SECCION			7,340,210,036,777		7,340,210,036,777

SECCION: 1701

MINISTERIO DE AGRICULTURA Y DESARROLLO RURAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			180,864,126,000		180,864,126,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			1,408,671,305,470		1,408,671,305,470
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	4,500,000,000		4,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	4,500,000,000		4,500,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	9,000,000,000		9,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	9,000,000,000		9,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	90,600,000,000		90,600,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	90,600,000,000		90,600,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	22,406,305,470		22,406,305,470
	1100	INTERSUBSECTORIAL AGROPECUARIO	22,406,305,470		22,406,305,470
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	63,200,000,000		63,200,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	63,200,000,000		63,200,000,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	20,965,000,000		20,965,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	20,965,000,000		20,965,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	710,200,000,000		710,200,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	625,000,000,000		625,000,000,000
	1104	PESCA Y ACUICULTURA	2,200,000,000		2,200,000,000
	1106	COMERCIALIZACION	83,000,000,000		83,000,000,000
610		CREDITOS	65,000,000,000		65,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	65,000,000,000		65,000,000,000
620		SUBSIDIOS	417,800,000,000		417,800,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	157,800,000,000		157,800,000,000
	1401	SOLUCIONES DE VIVIENDA RURAL	260,000,000,000		260,000,000,000
630		TRANSFERENCIAS	5,000,000,000		5,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	5,000,000,000		5,000,000,000
TOTAL PRESUPUESTO SECCION			1,589,535,431,470		1,589,535,431,470

SECCION: 1702

INSTITUTO COLOMBIANO AGROPECUARIO (ICA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			83,424,878,000	10,319,894,000	93,744,772,000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA			238,960,000		238,960,000
C. PRESUPUESTO DE INVERSION			126,393,000,000	43,056,000,000	169,449,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	4,774,000,000		4,774,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	4,774,000,000		4,774,000,000

FRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	121,6[illegible],000,000	43,056,000,000	164,675,000,000
	1108	SANIDAD AGROPECUARIA	[illegible]21,6[illegible],000,000	43,056,000,000	164,675,000,000
TOTAL PRESUPUESTO SECCION			2[illegible]0,056,838,000	53,375,894,000	263,432,732,000

SECCION: 17[illegible]3

INSTITUTO COLOMBIANO DE DESARROLLO RURAL - INCODER

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			45,568,864,000	5,400,193,000	50,969,057,000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA			[illegible],000,000		51,000,000
C. PRESUPUESTO DE INVERSION			442,20[illegible],000	4,556,000,000	446,764,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	[illegible]29,275,000,000		[illegible]29,275,000,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	129,275,000,000		129,275,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	128,460,000,000	3,000,000,000	131,460,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	53,460,000,000		53,460,000,000
	1107	TIERRAS	75,000,000,000	3,000,000,000	78,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	[illegible],486,000,000	1,556,000,000	19,042,000,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	17,486,000,000	1,556,000,000	19,042,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	3,950,000,000		3,950,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	3,950,000,000		3,950,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	120,937,000,000		120,937,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	120,937,000,000		120,937,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	8,100,000,000		8,100,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	8,100,000,000		8,100,000,000
620		SUBSIDIOS	34,000,000,000		34,000,000,000
	1107	TIERRAS	34,000,000,000		34,000,000,000
TOTAL PRESUPUESTO SECCION			4[illegible]7,827,864,000	9,956,193,000	497,784,057,000

SECCION: [illegible]

AUTORIDAD NACIONAL DE ACUICULTURA Y PESCA - AUNAP

			APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			[illegible],566,545,000	500,000,000	10,066,545,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			**8,347,000,000**	**1,522,707,320**	**9,869,707,320**
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	3,000,000,000		3,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	3,000,000,000		3,000,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	5,347,000,000	1,522,707,320	6,869,707,320
	1104	PESCA Y ACUICULTURA	5,347,000,000	1,522,707,320	6,869,707,320
TOTAL PRESUPUESTO SECCION			**17,913,545,000**	**2,022,707,320**	**19,936,252,320**

SECCION: 1716

UNIDAD ADMINISTRATIVA ESPECIAL DE GESTIÓN DE RESTITUCIÓN DE TIERRAS DESPOJADAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**48,835,000,000**		**48,835,000,000**
C. PRESUPUESTO DE INVERSION			**202,918,632,770**		**202,918,632,770**
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	20,000,000,000		20,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	20,000,000,000		20,000,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	182,918,632,770		182,918,632,770
	1100	INTERSUBSECTORIAL AGROPECUARIO	182,918,632,770		182,918,632,770
TOTAL PRESUPUESTO SECCION			**251,753,632,770**		**251,753,632,770**

SECCION: 1901

MINISTERIO DE SALUD Y PROTECCION SOCIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**6,976,310,393,341**		**6,976,310,393,341**
C. PRESUPUESTO DE INVERSION			**3,508,640,585,375**		**3,508,640,585,375**
113		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	6,999,999,995		6,999,999,995
	300	INTERSUBSECTORIAL SALUD	1,000,000,000		1,000,000,000
	306	PRESTACIÓN DE SERVICIOS EN SALUD	5,999,999,995		5,999,999,995
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,500,000,000		1,500,000,000
	300	INTERSUBSECTORIAL SALUD	1,500,000,000		1,500,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	21,354,200,000		21,354,200,000
	306	PRESTACIÓN DE SERVICIOS EN SALUD	21,354,200,000		21,354,200,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	21,650,000,000		21,650,000,000
	300	INTERSUBSECTORIAL SALUD	20,750,000,000		20,750,000,000
	705	EDUCACION SUPERIOR	900,000,000		900,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	308,049,690,000		308,049,690,000
	300	INTERSUBSECTORIAL SALUD	8,049,690,000		3,049,690,000
	301	PREVENCIÓN Y PROMOCIÓN EN SALUD	300,000,000,000		300,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	27,608,367,990		27,608,367,990
	300	INTERSUBSECTORIAL SALUD	6,500,000,000		6,500,000,000
	305	ASEGURAMIENTO EN SALUD	2,300,000,000		2,300,000,000
	306	PRESTACIÓN DE SERVICIOS EN SALUD	18,808,367,990		18,808,367,990
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	21,292,436,000		21,292,436,000
	300	INTERSUBSECTORIAL SALUD	21,292,436,000		21,292,436,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	1,000,000,000		1,000,000,000
	300	INTERSUBSECTORIAL SALUD	1,000,000,000		1,000,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	1,423,310,000		1,423,310,000
	300	INTERSUBSECTORIAL SALUD	1,423,310,000		1,423,310,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	2,000,000,000		2,000,000,000
	300	INTERSUBSECTORIAL SALUD	2,000,000,000		2,000,000,000
630		TRANSFERENCIAS	3,065,762,581,390		3,065,762,581,390
	304	SERVICIOS INTEGRALES DE SALUD	207,454,431,091		207,454,431,091
	305	ASEGURAMIENTO EN SALUD	2,664,308,150,299		2,664,308,150,299
	306	PRESTACIÓN DE SERVICIOS EN SALUD	188,000,000,000		188,000,000,000
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	6,000,000,000		6,500,000,000
670		APOYO	30,000,000,000		30,000,000,000
	300	INTERSUBSECTORIAL SALUD	30,000,000,000		30,000,000,000
TOTAL PRESUPUESTO SECCION			10,484,950,978,716		10.484.950.978,716

SECCION: 1903

INSTITUTO NACIONAL DE SALUD (INS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			27,796,129,000	2,201,044,076	29,997,173,076
C. PRESUPUESTO DE INVERSION			35,829,659,708	1,566,100,000	37,395,759,708
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	9,121,000,000		9,121,000,000
	300	INTERSUBSECTORIAL SALUD	9,121,000,000		9,121,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	2,135,000,000	562,000,000	2,697,000,000
	300	INTERSUBSECTORIAL SALUD	2,135,000,000	562,000,000	2,697,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	3,669,000,000	246,000,000	3.915,000,000
	406	SERVICIOS DE VALOR AGREGADO EN COMUNICACIONES	3,669,000,000	246,000,000	3.915,000.000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	8,162,000,000	103,000.000	8,265,000,000
	301	PREVENCIÓN Y PROMOCIÓN EN SALUD	8,162,000,000	103,000,000	8,265,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	3,013,659,708	553,100,000	3,566,759.708
	300	INTERSUBSECTORIAL SALUD	3,013,659,708	553,100,000	3,566,759,708
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	9,729,000,000	102,000,000	9,831,000,000
	300	INTERSUBSECTORIAL SALUD	9,729,000,000	102,000.000	9.831,000,000
TOTAL PRESUPUESTO SECCION			63,625,788,708	3,767,144,076	67,392,932,784

SECCION: 1910

SUPERINTENDENCIA NACIONAL DE SALUD

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			32,491,400,000	40,053,200,000	72,544,600,000
C. PRESUPUESTO DE INVERSION			2,629,590,000	28,994,137,546	31,623,727,546
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		14,000,137,546	14,000,137,546
	300	INTERSUBSECTORIAL SALUD		14,000,137,546	14,000,137,546
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	200,000,000	1,050,000,000	1,250,000,000
	300	INTERSUBSECTORIAL SALUD	200,000,000	1,050,000,000	1,250,000,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	1,629,590,000	11,844,000,000	13,473,590,000
	300	INTERSUBSECTORIAL SALUD	1,629,590,000	11,844,000,000	13,473,590,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	200,000,000	450,000,000	650,000,000
	300	INTERSUBSECTORIAL SALUD	200,000,000	450,000,000	650,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	600,000,000	1,650,000,000	2,250,000,000
	300	INTERSUBSECTORIAL SALUD	600,000,000	1,650,000,000	2,250,000,000
TOTAL PRESUPUESTO SECCION			35,120,990,000	69,047,337,546	104,168,327,546

SECCION: 1912

INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				97,653,500,000	97,653,500,000
C. PRESUPUESTO DE INVERSION				59,990,871,333	59,990,871,333
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		17,000,000,000	17,000,000,000
	300	INTERSUBSECTORIAL SALUD		17,000,000,000	17,000,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR		16,040,871,333	16,040,871,333
	300	INTERSUBSECTORIAL SALUD		16,040,871,333	16,040,871,333
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA		4,200,000,000	4,200,000,000
	300	INTERSUBSECTORIAL SALUD		4,200,000,000	4,200,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		3,000,000,000	3,000,000,000
	300	INTERSUBSECTORIAL SALUD		3,000,000,000	3,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		750,000,000	750,000,000
	300	INTERSUBSECTORIAL SALUD		750,000,000	750,000,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO		8,000,000,000	8,000,000,000
	301	PREVENCIÓN Y PROMOCIÓN EN SALUD		8,000,000,000	8,000,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO		11,000,000,000	11,000,000,000
	301	PREVENCIÓN Y PROMOCIÓN EN SALUD		11,000,000,000	11,000,000,000
TOTAL PRESUPUESTO SECCION				157,644,371,333	157,644,371,333

SECCION: 1913

FONDO DE PREVISION SOCIAL DEL CONGRESO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			158,678,174,000	159,864,727,000	318,542,901,000
C. PRESUPUESTO DE INVERSION				636,600,000	636,600,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		636,600,000	636,600,000
	1304	REGLAMENTACIÓN Y BIENESTAR SOCIAL DE LOS TRABAJADORES		636,600,000	636,600,000
TOTAL PRESUPUESTO SECCION			158,678,174,000	160,501,327,000	319,179,501,000

SECCION: 1914

FONDO PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	337,361,060,000	79,136,992,456	416,498,052,456
TOTAL PRESUPUESTO SECCION	337,361,060,000	79,136,992,456	416,498,052,456

SECCION: 1915

UNIDAD ADMINISTRATIVA ESPECIAL COMISION DE REGULACION EN SALUD- CRES

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO		10,484,091,000	10,484,091,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION				**6,945,000,000**	**6,945,000,000**
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		5,173,817,009	5,173,817,009
	300	INTERSUBSECTORIAL SALUD		5,173,817,009	5,173,817,009
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		485,000,000	485,000,000
	300	INTERSUBSECTORIAL SALUD		485,000,000	485,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		1,286,182,991	1,286,182,991
	300	INTERSUBSECTORIAL SALUD		1,286,182,991	1,286,182,991
TOTAL PRESUPUESTO SECCION				**17,429,091,000**	**17,429,091,000**

SECCION: 2101

MINISTERIO DE MINAS Y ENERGIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**59,648,400,000**		**59,648,400,000**
C. PRESUPUESTO DE INVERSION			**2,596,610,450,000**		**2,596,610,450,000**
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	1,133,000,000		1,133,000,000
	507	TRANSMISIÓN Y DISTRIBUCIÓN DE ENERGÍA	1,133,000,000		1,133,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,120,000,000		1,120,000,000
	500	INTERSUBSECTORIAL ENERGIA	1,120,000,000		1,120,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	3,364,450,000		3,364,450,000
	500	INTERSUBSECTORIAL ENERGÍA	3,364,450,000		3,364,450,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	28,200,000,000		28,200,000,000
	202	PEQUENA Y MEDIANA INDUSTRIA	20,000,000,000		20,000,000,000
	501	GENERACION ELECTRICA	500,000,000		500,000,000
	506	RECURSOS NATURALES ENERGÉTICOS NO RENOVABLES	3,500,000,000		3,500,000,000
	1304	REGLAMENTACIÓN Y BIENESTAR SOCIAL DE LOS TRABAJADORES	200,000,000		200,000,000
	1800	INTERSUBSECTORIAL MINERÍA	3,000,000,000		3,000,000,000
	1801	MINERÍA NO ENERGÉTICA	1,000,000,000		1,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	8,253,000,000		8,253,000,000
	500	INTERSUBSECTORIAL ENERGIA	7,253,000,000		7,253,000,000
	1800	INTERSUBSECTORIAL MINERÍA	1,000,000,000		1,000,000,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	3,000,000,000		3,000,000,000
	1801	MINERÍA NO ENERGÉTICA	3,000,000,000		3,000,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	[illegible]		600,000,000
	507	TRANSMISIÓN Y DISTRIBUCION DE ENERGÍA	[illegible]		600,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	[illegible]		13,058,000,000
	500	INTERSUBSECTORIAL ENERGIA	[illegible]		10,894,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	[illegible]		2,164,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	[illegible]		2,500,000,000
	1800	INTERSUBSECTORIAL MINERÍA	2,500,000,000		2,500,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	[illegible]		300,000,000
	1801	MINERÍA NO ENERGÉTICA	300,000,000		300,000,000
620		SUBSIDIOS	[illegible]		2,005,633,000,000
	500	INTERSUBSECTORIAL ENERGIA	1,965,633,000,000		1,965,633,000,000
	506	RECURSOS NATURALES ENERGÉTICOS NO RENOVABLES	[illegible]		[illegible]
630		TRANSFERENCIAS	[illegible]		[illegible]
	500	INTERSUBSECTORIAL ENERGIA	[illegible]		[illegible]
TOTAL PRESUPUESTO SECCION			[illegible]		2,656,258,850,000

SECCION: [illegible]

SERVICIO GEOLÓGICO COLOMBIANO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			[illegible]	30,188,500,000	36,702,300,000
C. PRESUPUESTO DE INVERSION			[illegible]	114,996,400,000	133,653,400,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	[illegible]		3,500,000,000
	500	INTERSUBSECTORIAL ENERGIA	[illegible]		3,500,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	[illegible]		1,000,000,000
	1801	MINERIA NO ENERGÉTICA	[illegible]		1,000,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	[illegible]		6,000,000,000
	1801	MINERÍA NO ENERGÉTICA	[illegible]		6,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	[illegible]	114,996,400,000	[illegible]
	1001	PREVENCIÓN Y ATENCIÓN DE EMERGENCIAS	[illegible]		1,500,000,000
	1801	MINERIA NO ENERGÉTICA	[illegible]	114,996,400,000	121,652,400,000
TOTAL PRESUPUESTO SECCION			[illegible]	145,184,900,000	170,355,700,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2109			
		UNIDAD DE PLANEACION MINERO ENERGETICA - UPME			
A. PRESUPUESTO DE FUNCIONAMIENTO				**10,952,601,000**	**10,952,601,000**
C. PRESUPUESTO DE INVERSION				**30,742,260,000**	**30,742,260,000**
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		8,492,260,000	8,492,260,000
	500	INTERSUBSECTORIAL ENERGIA		8,492,260,000	8,492,260,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		2,150,000,000	2,150,000,000
	500	INTERSUBSECTORIAL ENERGIA		2,150,000,000	2.150,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		6,000,000,000	6,000,000,000
	1801	MINERÍA NO ENERGÊTICA		6,000,000,000	6,000,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		14,100,000,000	14,100,000,000
	500	INTERSUBSECTORIAL ENERGIA		9,600,000,000	9.600,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		4,500,000,000	4,500.000,000
TOTAL PRESUPUESTO SECCION				**41,694,861,000**	**41,694,861,000**
		SECCION: 2110			
		INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-			
A. PRESUPUESTO DE FUNCIONAMIENTO			**13,640,900,000**	**8,759,300,000**	**22,400,200,000**
C. PRESUPUESTO DE INVERSION			**17,785,000,000**	**18,883,600,000**	**36,668,600,000**
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	17,785,000,000	9,332,200,000	27,117,200,000
	500	INTERSUBSECTORIAL ENERGIA	17,785,000,000	9,332,200,000	27,117,200,000
410		INVESTIGACION BASICA. APLICADA Y ESTUDIOS		3.106,714.919	3,106,714,919
	500	INTERSUBSECTORIAL ENERGIA		3,106,714,919	3,106,714.919
670		APOYO		6,444,685,081	6,444,685,081
	500	INTERSUBSECTORIAL ENERGÍA		6,444.685,081	6,444,685.081
TOTAL PRESUPUESTO SECCION			**31,425,900,000**	**27,642,900,000**	**59,068,800,000**
		SECCION: 2111			
		AGENCIA NACIONAL DE HIDROCARBUROS - ANH			
A. PRESUPUESTO DE FUNCIONAMIENTO				**251,008,863,000**	**251,008,863,000**
C. PRESUPUESTO DE INVERSION				**313,820,000,000**	**313,820,000,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		15,000,000,000	15,000,000,000
	506	RECURSOS NATURALES ENERGÉTICOS NO RENOVABLES		15,000,000,000	15,000,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR		9,500,000,000	9,500,000,000
	506	RECURSOS NATURALES ENERGÉTICOS NO RENOVABLES		9,500,000,000	9,500,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		5,000,000,000	5,000,000,000
	506	RECURSOS NATURALES ENERGÉTICOS NO RENOVABLES		5,000,000,000	5,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		272,320,000,000	272,320,000,000
	506	RECURSOS NATURALES ENERGÉTICOS NO RENOVABLES		272,320,000,000	272,320,000,000
460		FORMACIÓN DE CAPITAL HUMANO PARA LA INVESTIGACIÓN Y DESARROLLO		12,000,000,000	12,000,000,000
	506	RECURSOS NATURALES ENERGÉTICOS NO RENOVABLES		12,000,000,000	12,000,000,000
TOTAL PRESUPUESTO SECCION				**564,828,863,000**	**564,828,863,000**

SECCION: 2112

AGENCIA NACIONAL DE MINERÍA - ANM

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**62,949,500,000**	**62,949,500,000**
C. PRESUPUESTO DE INVERSION				**16,408,700,000**	**16,408,700,000**
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		3,750,000,000	3,750,000,000
	1801	MINERÍA NO ENERGÉTICA		3,750,000,000	3,750,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR		5,000,000,000	5,000,000,000
	1801	MINERÍA NO ENERGÉTICA		5,000,000,000	5,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		6,758,700,000	6,758,700,000
	1801	MINERÍA NO ENERGÉTICA		6,758,700,000	6,758,700,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO		300,000,000	300,000,000
	1800	INTERSUBSECTORIAL MINERÍA		300,000,000	300,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		600,000,000	600,000,000
	1801	MINERÍA NO ENERGÉTICA		600,000,000	600,000,000
TOTAL PRESUPUESTO SECCION				**79,358,200,000**	**79,358,200,000**

SECCION: 2201

MINISTERIO DE EDUCACION NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			23,403,735,052,458		**23,403,735,052,458**
C. PRESUPUESTO DE INVERSION			1,496,976,676,026		**1,496,976,676,026**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	52,546,984,444		52,546,984,444
	700	INTERSUBSECTORIAL EDUCACION	52,546,984,444		52,546,984,444

39

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	705	EDUCACION SUPERIOR	5,000,000,000		5,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	188,637,515,472		188,637,515,472
	710	EDUCACION PREESCOLAR, BASICA Y MEDIA	188,637,515,472		188,637,515,472
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	489,338,951,022		489,338,951,022
	700	INTERSUBSECTORIAL EDUCACION	365,754,404,780		365,754,404,780
	705	EDUCACION SUPERIOR	88,909,734,385		88,909,734,385
	710	EDUCACION PREESCOLAR, BASICA Y MEDIA	34,674,811,857		34,674,811,857
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	29,167,451,990		29,167,451,990
	700	INTERSUBSECTORIAL EDUCACION	29,167,451,990		29,167,451,990
620		SUBSIDIOS	146,531,267,627		146,531,267,627
	705	EDUCACION SUPERIOR	146,531,267,627		146,531,267,627
630		TRANSFERENCIAS	461,107,014,579		461,107,014,579
	705	EDUCACION SUPERIOR	313,560,546,440		313,560,546,440
	710	EDUCACION PREESCOLAR, BASICA Y MEDIA	146,546,468,139		146,546,468,139
	1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000		1,000,000,000
640		INVERSIONES Y APORTES FINANCIEROS	112,259,782,892		112,259,782,892
	705	EDUCACION SUPERIOR	112,259,782,892		112,259,782,892
670		APOYO	16,487,708,000		16,487,708,000
	710	EDUCACION PREESCOLAR, BASICA Y MEDIA	16,487,708,000		16,487,708,000
TOTAL PRESUPUESTO SECCION			24,899,811,728,484		24,899,811,728,484

SECCION: 2209

INSTITUTO NACIONAL PARA SORDOS (INSOR)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			3,499,126,459	58,700,000	3,557,826,459
C. PRESUPUESTO DE INVERSION			991,240,000	7,268,232,410	8,259,472,410
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	50,000,000		50,000,000
	1506	ATENCION A POBLACIONES CON DISCAPACIDAD	50,000,000		50,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		6,648,246,400	6,648,246,400
	1506	ATENCION A POBLACIONES CON DISCAPACIDAD		6,648,246,400	6,648,246,400
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	521,240,000	369,986,010	891,226,010
	1506	ATENCION A POBLACIONES CON DISCAPACIDAD	521,240,000	369,986,010	891,226,010
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	250,000,000	250,000,000	500,000,000
	1506	ATENCION A POBLACIONES CON DISCAPACIDAD	250,000,000	250,000,000	500,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	170,000,000		170,000,000
	700	INTERSUBSECTORIAL EDUCACION	170,000,000		170.000,000
TOTAL PRESUPUESTO SECCION			4,490,366,459	7,326,932,410	11,817,298,869

SECCION: [illegible]

INSTITUTO NACIONAL PARA CIEGOS (INCI)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			3.574.761,745	101,355,654	3,676,117,399
C. PRESUPUESTO DE INVERSION			956,000,000	587,562,139	1.543,562,139
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	105.500,000	300,000,000	405,500,000
	1506	ATENCION A POBLACIONES CON DISCAPACIDAD	105.500,000	300,000,000	405,500,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	850.500,000	287,562,139	1.138,062.139
	1506	ATENCION A POBLACIONES CON DISCAPACIDAD	850.500,000	287,562,139	1.138.062,139
TOTAL PRESUPUESTO SECCION			4.530.761.745	688,917,793	5.219.679.538

SECCION: 2234

INSTITUTO TECNICO CENTRAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			8.986.646,385	3,724,166,863	12,710,813.248
C. PRESUPUESTO DE INVERSION			515,000.000	3,554,792,971	4,069,792,971
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	515,000,000	1,604,792 971	2.119,792.971
	700	INTERSUBSECTORIAL EDUCACION	515.000.000	1,604,792,971	2,119,792,971
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR		1,500,000,000	1.500.000.000
	700	INTERSUBSECTORIAL EDUCACION		1,500,000,000	1,500,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		250,000,000	250,000,000
	700	INTERSUBSECTORIAL EDUCACION		250,000,000	250,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		200,000,000	200,000,000
	705	EDUCACION SUPERIOR		200,000,000	200,000,000
TOTAL PRESUPUESTO SECCION			9.501.646,385	7,278,959,834	16,780,606,219

SECCION: [illegible]

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			2,166,604,674	421,963,269	2.588.567,943

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			**669,500,000**	**117,450,000**	**786,950,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	239,500,000	40,000,000	279,500,000
	705	EDUCACION SUPERIOR	239,500,000	40,000,000	279,500,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	220,000,000	30,000,000	250,000,000
	705	EDUCACION SUPERIOR	220,000,000	30,000,000	250,000,000
460		FORMACIÓN DE CAPITAL HUMANO PARA LA INVESTIGACIÓN Y DESARROLLO	80,000,000	17,450,000	97,450,000
	705	EDUCACION SUPERIOR	80,000,000	17,450,000	97,450,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	130,000,000	30,000,000	160,000,000
	705	EDUCACION SUPERIOR	130,000,000	30,000,000	160,000,000
TOTAL PRESUPUESTO SECCION			**2,836,104,674**	**539,413,269**	**3,375,517,943**

SECCION: 2239

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**2,326,103,322**	**939,723,696**	**3,265,827,018**
C. PRESUPUESTO DE INVERSION				**1,698,315,701**	**1,698,315,701**
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR		1,577,315,701	1,577,315,701
	705	EDUCACION SUPERIOR		1,577,315,701	1,577,315,701
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		121,000,000	121,000,000
	705	EDUCACION SUPERIOR		121,000,000	121,000,000
TOTAL PRESUPUESTO SECCION			**2,326,103,322**	**2,638,039,397**	**4,964,142,719**

SECCION: 2241

INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**5,788,663,902**	**3,959,463,895**	**9,748,127,797**
C. PRESUPUESTO DE INVERSION			**257,000,000**	**343,740,000**	**600,740,000**
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	257,000,000	343,740,000	600,740,000
	705	EDUCACION SUPERIOR	257,000,000	343,740,000	600,740,000
TOTAL PRESUPUESTO SECCION			**6,045,663,902**	**4,303,203,895**	**10,348,867,797**

SECCION: 2242

INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**2,934,816,424**	**1,222,381,778**	**4,157,198,202**

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION				287,116,568	287,116,568
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		287,116,568	287,116,568
	705	EDUCACION SUPERIOR		287,116,568	287,116,568
TOTAL PRESUPUESTO SECCION			2,934,816,424	1,509,498,346	4,444,314,770

SECCION: 2301

MINISTERIO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			64,534,400,000		64,534,400,000
C. PRESUPUESTO DE INVERSION			8,550,000,000		8,550,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	880,000,000		880,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	880,000,000		880,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	7,670,000,000		7,670,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	7,670,000,000		7,670,000,000
TOTAL PRESUPUESTO SECCION			73,084,400,000		73,084,400,000

SECCION: 2346

FONDO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				346,709,700,000	346,709,700,000
C. PRESUPUESTO DE INVERSION			9,907,000,000	983,408,800,000	993,315,800,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		2,000,000,000	2,000,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		2,000,000,000	2,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		2,000,000,000	2,000,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		2,000,000,000	2,000,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR		819,613,230,000	819,613,230,000
	400	INTERSUBSECTORIAL COMUNICACIONES		819,613,230,000	819,613,230,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	9,907,000,000	102,470,570,000	112,377,570,000
	202	PEQUENA Y MEDIANA INDUSTRIA		20,000,000,000	20,000,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	9,907,000,000	82,470,570,000	92,377,570,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		18,200,000,000	18,200,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		18,200,000,000	18,200,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO		2,000,000,000	2,000,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		2,000,000,000	2,000,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		36,675,000,000	36,675,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		21,675,000,000	21,675,000,000
	401	CORREO		15,000,000,000	15,000,000,000
630		TRANSFERENCIAS		450,000,000	450,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		450,000,000	450,000,000
TOTAL PRESUPUESTO SECCION			9,907,000,000	1,330,118,500,000	1,340,025,500,000

SECCION: 2309

AGENCIA NACIONAL DEL ESPECTRO - ANE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				9,664,000,000	9,664,000,000
C. PRESUPUESTO DE INVERSION				18,500,000,000	18,500,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		4,500,000,000	4,500,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		4,500,000,000	4,500,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR		14,000,000,000	14,000,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		14,000,000,000	14,000,000,000
TOTAL PRESUPUESTO SECCION				28,164,000,000	28,164,000,000

SECCION: 2401

MINISTERIO DE TRANSPORTE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			101,182,300,000		101,182,300,000
C. PRESUPUESTO DE INVERSION			141,894,300,000		141,894,300,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	20,100,000,000		20,100,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	100,000,000		100,000,000
	606	TRANSPORTE FLUVIAL	20,000,000,000		20,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,000,000,000		1,000,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	1,000,000,000		1,000,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	3,800,300,000		3,800,300,000
	600	INTERSUBSECTORIAL TRANSPORTE	3,800,300,000		3,800,300,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	6,500,000,000		6,500,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	6,500,000,000		6,500,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	11,600,000,000		11,600,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	11,600,000,000		11,600,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	700,000,000		700,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	700,000,000		700,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	41,194,000,000		41,194,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	40,194,000,000		40,194,000,000
	604	RED URBANA	1,000,000,000		1,000,000,000
630		TRANSFERENCIAS	[illegible],000,000		57,000,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	16,000,000,000		16,000,000,000
	606	TRANSPORTE FLUVIAL	41,000,000,000		41,000,000,000
TOTAL PRESUPUESTO SECCION			243,076,600,000		243,076,600,000

SECCION: 2402

INSTITUTO NACIONAL DE VIAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			92,705,400,000	25,793,200,000	118,498,600,000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA			59,180,100,000		59,180,100,000
C. PRESUPUESTO DE INVERSION			[illegible]9,540	528,138,967,543	3,764,202,787,083
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	[illegible]9,811	26,200,000,000	[illegible]0,766,779,811
	600	INTERSUBSECTORIAL TRANSPORTE	561,333,004,181	25,200,000,000	586,533,004,181
	601	RED VIAL NACIONAL	390,238,220,630		390,238,220,630
	603	RED VIAL TERCIARIA		1,000,000,000	1,000,000,000
	606	TRANSPORTE FLUVIAL	12,995,555,000		12,995,555,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,261,303,326,691	414,215,126,478	2,675,518,453,169
	600	INTERSUBSECTORIAL TRANSPORTE	1,509,159,720,428	104,140,141,734	1,613,299,862,162
	601	RED VIAL NACIONAL	[illegible]42,606,263	227,974,504,385	974,118,110,648
	603	RED VIAL TERCIARIA		1,600,000,000	1,600,000,000
	605	TRANSPORTE FERREO		3,000,000,000	3,000,000,000
	606	TRANSPORTE FLUVIAL	6,000,000,000	1,500,000,000	7,500,000,000
	607	TRANSPORTE MARITIMO		76,000,480,359	76,000,480,359
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		1,000,000,000	1,000,000,000
	600	INTERSUBSECTORIAL TRANSPORTE		1,000,000,000	1,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	500,000,000	1,000,000,000	1,500,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	500,000,000	1,000,000,000	1,500,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR		18,016,844,500	18,016,844,500
	600	INTERSUBSECTORIAL TRANSPORTE		8,016,844,500	18,016,844,500

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		5,400,000,000	5,400,000,000
	600	INTERSUBSECTORIAL TRANSPORTE		5,400,000,000	5,400,000,000
420		ESTUDIOS DE PREINVERSION	8,443,301,106	1,700,000,000	10,143,301,106
	600	INTERSUBSECTORIAL TRANSPORTE	8,443,301,106	1,700,000,000	10,143,301,106
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO		500,000,000	500,000,000
	600	INTERSUBSECTORIAL TRANSPORTE		500,000,000	500,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO		630,000,000	630,000,000
	700	INTERSUBSECTORIAL EDUCACION		630,000,000	630,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	1,250,411,932	59,476,996,565	60,727,408,497
	600	INTERSUBSECTORIAL TRANSPORTE	1,250,411,932	59,476,996,565	60,727,408,497
TOTAL PRESUPUESTO SECCION			**3,387,949,319,540**	**553,932,167,543**	**3,941,881,487,083**

SECCION: 2412

UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**251,504,300,000**	**251,504,300,000**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA				**1,212,600,000**	**1,212,600,000**
C. PRESUPUESTO DE INVERSION			**246,381,446,300**	**208,372,951,262**	**454,754,397,562**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	132,606,446,300	84,731,385,459	217,337,831,759
	608	TRANSPORTE AEREO	132,606,446,300	84,731,385,459	217,337,831,759
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		5,545,000,000	5,545,000,000
	608	TRANSPORTE AEREO		5,545,000,000	5,545,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	40,650,000,000	26,147,565,803	66,797,565,803
	608	TRANSPORTE AEREO	40,650,000,000	26,147,565,803	66,797,565,803
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,133,000,000	1,133,000,000
	608	TRANSPORTE AEREO		1,133,000,000	1,133,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	4,898,000,000	43,274,000,000	48,172,000,000
	608	TRANSPORTE AEREO	4,898,000,000	43,274,000,000	48,172,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		5,097,000,000	5,097,000,000
	608	TRANSPORTE AEREO		5,097,000,000	5,097,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	68,027,000,000	27,828,000,000	95,855,000,000
	608	TRANSPORTE AEREO	68,027,000,000	27,828,000,000	95,855,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		2,060,000,000	2,060,000,000
	608	TRANSPORTE AEREO		2,060,000,000	2,060,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO		2,312,000,000	2,312,000,000
	608	TRANSPORTE AEREO		2,312,000,000	2,312,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	200,000,000	10,245,000,000	10,445,000,000
	608	TRANSPORTE AEREO	200,000,000	10,245,000,000	10,445,000,000
TOTAL PRESUPUESTO SECCION			246,381,446,300	461,089,851,262	707,471,297,562

SECCION 2413

AGENCIA NACIONAL DE INFRAESTRUCTURA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			26,374,900,000	52,781,820,000	79,156,720,000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA			296,770,295,000		296,770,295,000
C. PRESUPUESTO DE INVERSION			2,746,521,185,199	71,842,926,670	2,818,364,111,869
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,505,556,388,794	50,311,804,692	2,555,868,193,486
	600	INTERSUBSECTORIAL TRANSPORTE	1,487,555,388,794		1,487,555,388,794
	601	RED VIAL NACIONAL	982,001,000,000	30,120,000,000	1,012,121,000,000
	605	TRANSPORTE FERREO	36,000,000,000	16,191,804,692	52,191,804,692
	607	TRANSPORTE MARITIMO		4,000,000,000	4,000,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	20,000,000,000		20,000,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	20,000,000,000		20,000,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	220,964,796,405	21,531,121,978	242,495,918,383
	600	INTERSUBSECTORIAL TRANSPORTE	220,964,796,405	21,531,121,978	242,495,918,383
TOTAL PRESUPUESTO SECCION			3,069,666,380,199	124,624,746,670	3,194,291,126,869

SECCION. 2501

PROCURADURIA GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			426,007,000,000		426,007,000,000
C. PRESUPUESTO DE INVERSION			34,352,000,000		34,352,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	6,000,000,000		6,000,000,000
	803	ADMINISTRACION DE JUSTICIA	6,000,000,000		6,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	2,258,712,020		2,258,712,020
	803	ADMINISTRACION DE JUSTICIA	2,258,712,020		2,258,712,020
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	9,331,852,995		9,331,852,995
	800	INTERSUBSECTORIAL JUSTICIA	9,331,852,995		9,331,852,995

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,600,000,000		1,600,000,000
	803	ADMINISTRACION DE JUSTICIA	1,600,000,000		1,600,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	900,000,000		900,000,000
	800	INTERSUBSECTORIAL JUSTICIA	900,000,000		900,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	12,761,434,985		12,761,434,985
	800	INTERSUBSECTORIAL JUSTICIA	11,961,434,985		11,961,434,985
	803	ADMINISTRACION DE JUSTICIA	800,000,000		800,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	1,500,000,000		1,500,000,000
	800	INTERSUBSECTORIAL JUSTICIA	1,500,000,000		1,500,000,000
TOTAL PRESUPUESTO SECCION			**460,359,000,000**		**460,359,000,000**

SECCION: 2502

DEFENSORIA DEL PUEBLO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**302,406,000,000**		**302,406,000,000**
C PRESUPUESTO DE INVERSION			**15,382,000,000**		**15,382,000,000**
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	6.000,000,000		6,000,000,000
	800	INTERSUBSECTORIAL JUSTICIA	6,000,000,000		6,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	2,100,000,000		2.100,000,000
	800	INTERSUBSECTORIAL JUSTICIA	2,100,000,000		2.100,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	3,682,000,000		3,682,000,000
	800	INTERSUBSECTORIAL JUSTICIA	1,282,000,000		1,282,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	600,000,000		600,000,000
	1507	ATENCION A POBLACION VULNERABLE O EXCLUIDA	1,800,000,000		1,800,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,800,000,000		1,800,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1,800,000,000		1.800,000,000
670		APOYO	1,800,000,000		1,800,000,000
	1507	ATENCION A POBLACION VULNERABLE O EXCLUIDA	1,800,000,000		1,800,000,000
TOTAL PRESUPUESTO SECCION			**317,788,000,000**		**317,788,000,000**

SECCION: 2601

CONTRALORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**386,614,000,000**		**386,614,000,000**

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			70,071,000,000		70,071,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	18,071,000,000		18,071,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	18,071,000,000		18,071,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	38,000,000,000		38,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	38,000,000,000		38,000,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	14,000,000,000		14,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	14,000,000,000		14,000,000,000
TOTAL PRESUPUESTO SECCION			456,685,000,000		456,685,000,000

SECCION: 2602

FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			25,883,000,000	26,981,000,000	52,864,000,000
C. PRESUPUESTO DE INVERSION				6,200,000,000	6,200,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		5,413,000,000	5,413,000,000
	700	INTERSUBSECTORIAL EDUCACION		5,413,000,000	5,413,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA		787,000,000	787,000,000
	406	SERVICIOS DE VALOR AGREGADO EN COMUNICACIONES		787,000,000	787,000,000
TOTAL PRESUPUESTO SECCION			25,883,000,000	33,181,000,000	59,064,000,000

SECCION: 2701

RAMA JUDICIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			2,342,136,081,106		2,342,136,081,106
C. PRESUPUESTO DE INVERSION			331,910,058,937		331,910,058,937
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	51,950,000,000		51,950,000,000
	803	ADMINISTRACION DE JUSTICIA	51,950,000,000		51,950,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	22,000,000,000		22,000,000,000
	803	ADMINISTRACION DE JUSTICIA	22,000,000,000		22,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	41,137,000,000		41,137,000,000
	803	ADMINISTRACION DE JUSTICIA	41,137,000,000		41,137,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	152,002,087,197		152,002,087,197
	803	ADMINISTRACION DE JUSTICIA	152,002,087,197		152,002,087,197

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	7,937,907,416		7,937,907,416
	803	ADMINISTRACION DE JUSTICIA	7,937,907,416		7,937,907,416
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	10,438,000,000		10,438,000,000
	803	ADMINISTRACION DE JUSTICIA	10,438,000,000		10,438,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	1,664,000,000		1,664,000,000
	803	ADMINISTRACION DE JUSTICIA	1,664,000,000		1,664,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	17,925,971,739		17,925,971,739
	803	ADMINISTRACION DE JUSTICIA	17,925,971,739		17,925,971,739
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	26,855,092,585		26,855,092,585
	1000	INTERSUBSECTORIAL GOBIERNO	26,855,092,585		26,855,092,585
TOTAL PRESUPUESTO SECCION			**2,674,046,140,043**		**2,674,046,140,043**

SECCION: 2801

REGISTRADURIA NACIONAL DEL ESTADO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**345,766,000,000**		**345,766,000,000**
C. PRESUPUESTO DE INVERSION			**46,489,944,685**		**46,489,944,685**
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	46,489,944,685		46,489,944,685
	1000	INTERSUBSECTORIAL GOBIERNO	46,489,944,685		46,489,944,685
TOTAL PRESUPUESTO SECCION			**392,255,944,685**		**392,255,944,685**

SECCION: 2802

FONDO ROTATORIO DE LA REGISTRADURIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**16,878,000,000**	**16,878,000,000**
C. PRESUPUESTO DE INVERSION				**29,459,000,000**	**29,459,000,000**
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		1,000,000,000	1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,000,000,000	1,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		5,766,851,561	5,766,851,561
	1000	INTERSUBSECTORIAL GOBIERNO		5,766,851,561	5,766,851,561
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		4,697,829,604	4,697,829,604
	1000	INTERSUBSECTORIAL GOBIERNO		4,697,829,604	4,697,829,604
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA		10,327,211,952	10,327,211,952
	1000	INTERSUBSECTORIAL GOBIERNO		10,327,211,952	10,327,211,952

PRESUPUESTO GENERAL DE LA NACION

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		1,000,000,000	1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,000,000,000	1,000,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		3,167,106,883	3,167,106,883
	1001	PREVENCIÓN Y ATENCIÓN DE EMERGENCIAS		3,167,106,883	3,167,106,883
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		3,500,000,000	3,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		3,500,000,000	3,500,000,000
TOTAL PRESUPUESTO SECCION				**46,337,000,000**	**46,337,000,000**

SECCION: [illegible]

FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	**[illegible].000,000**	**6,924,000,000**	**9,513,000,000**
TOTAL PRESUPUESTO SECCION	**[illegible],000,000**	**6,924,000,000**	**9,513,000,000**

SECCION: [illegible]

FISCALIA GENERAL DE LA NACION

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**[illegible],069,125**		**1,905,322,069,125**
C. PRESUPUESTO DE INVERSION			**[illegible] 072,868**		**143,935,072,868**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	[illegible],179		41,446,951,179
	803	ADMINISTRACION DE JUSTICIA	41,446,951,179		41,446,951,179
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	[illegible],000		10,000,000,000
	803	ADMINISTRACION DE JUSTICIA	[illegible] 000,000		10,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	[illegible],000		43,950,000,000
	803	ADMINISTRACION DE JUSTICIA	[illegible],000		[illegible],000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	[illegible].000		5,000,000,000
	803	ADMINISTRACION DE JUSTICIA	[illegible].000		5,000,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	[illegible] 000		35,000,000,000
	803	ADMINISTRACION DE JUSTICIA	[illegible].000		35,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	[illegible],689		7,788,121,689
	803	ADMINISTRACION DE JUSTICIA	[illegible].689		7,788,121,689

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	7,937,907,416		7,937,907,416
	803	ADMINISTRACION DE JUSTICIA	7.937.907.416		7.937,907,416
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	10,438,000,000		10.438.000,000
	803	ADMINISTRACION DE JUSTICIA	10,438.000.000		10,438,000.000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	1,664,000,000		1,664,000.000
	803	ADMINISTRACION DE JUSTICIA	1.664,000,000		1,664,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	17,925,971,739		17,925,971,739
	803	ADMINISTRACION DE JUSTICIA	17,925,971,739		17.925.971,739
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	26,855,092,585		26,855,092,585
	1000	INTERSUBSECTORIAL GOBIERNO	26,855,092,585		26.855,092,585
TOTAL PRESUPUESTO SECCION			**2,674,046,140,043**		**2,674,046.140,043**

SECCION: 2801

REGISTRADURIA NACIONAL DEL ESTADO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**345,766,000,000**		**345,766,000,000**
C. PRESUPUESTO DE INVERSION			**46,489,944,685**		**46,489,944,685**
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	46,489,944,685		46,489,944,685
	1000	INTERSUBSECTORIAL GOBIERNO	46,489,944,685		46,489,944,685
TOTAL PRESUPUESTO SECCION			**392,255,944,685**		**392,255,944,685**

SECCION: 2802

FONDO ROTATORIO DE LA REGISTRADURIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**16,878,000,000**	**16,878,000,000**
C. PRESUPUESTO DE INVERSION				**29,459,000,000**	**29,459,000,000**
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		1,000,000,000	1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,000.000,000	1.000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		5,766,851,561	5,766,851,561
	1000	INTERSUBSECTORIAL GOBIERNO		5,766.851,561	5,766,851.561
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		4,697,829,604	4,697,829,604
	1000	INTERSUBSECTORIAL GOBIERNO		4,697,829,604	4,697,829,604
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA		10,327,211,952	10,327,211,952
	1000	INTERSUBSECTORIAL GOBIERNO		10,327,211,952	10,327,211,952

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		1,000,000,000	1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,000,000,000	1,000,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		3,167,106,883	3,167,106,883
	1001	PREVENCIÓN Y ATENCIÓN DE EMERGENCIAS		3,167,106,883	3,167,106,883
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		3,500,000,000	3,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		3,500,000,000	3,500,000,000
TOTAL PRESUPUESTO SECCION				46,337,000,000	46,337,000,000

SECCION: 2803

FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	2,589,000,000	6,924,000,000	9,513,000,000
TOTAL PRESUPUESTO SECCION	2,589,000,000	6,924,000,000	9,513,000,000

SECCION: 2901

FISCALIA GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			1,905,322,069,125		1,905,322,069,125
C. PRESUPUESTO DE INVERSION			143,935,072,868		143,935,072,868
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	41,446,951,179		41,446,951,179
	803	ADMINISTRACION DE JUSTICIA	41,446,951,179		41,446,951,179
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,000,000,000		10,000,000,000
	803	ADMINISTRACION DE JUSTICIA	10,000,000,000		10,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	43,950,000,000		43,950,000,000
	803	ADMINISTRACION DE JUSTICIA	43,950,000,000		43,950,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	5,000,000,000		5,000,000,000
	803	ADMINISTRACION DE JUSTICIA	5,000,000,000		5,000,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	35,000,000,000		35,000,000,000
	803	ADMINISTRACION DE JUSTICIA	35,000,000,000		35,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	7,788,121,689		7,788,121,689
	803	ADMINISTRACION DE JUSTICIA	7,788,121,689		7,788,121,689

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	750,000,000		750,000,000
	803	ADMINISTRACION DE JUSTICIA	750,000,000		750,000,000
TOTAL PRESUPUESTO SECCION			2,049,257,141,993		2,049,257,141,993

SECCION: 2902

INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			136,100,310,246	705,000,000	136,805,310,246
C. PRESUPUESTO DE INVERSION			30,830,000,000	5,500,000,000	36,330,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,722,936,937		5,722,936,937
	803	ADMINISTRACION DE JUSTICIA	5,722,936,937		5,722,936,937
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,774,873,874		1,774,873,874
	803	ADMINISTRACION DE JUSTICIA	1,774,873,874		1,774,873,874
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	16,053,610,811	5,500,000,000	21,553,610,811
	803	ADMINISTRACION DE JUSTICIA	16,053,610,811	5,500,000,000	21,553,610,811
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	376,234,234		376,234,234
	803	ADMINISTRACION DE JUSTICIA	376,234,234		376,234,234
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	1,719,927,928		1,719,927,928
	803	ADMINISTRACION DE JUSTICIA	1,719,927,928		1,719,927,928
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	5,182,416,216		5,182,416,216
	803	ADMINISTRACION DE JUSTICIA	5,182,416,216		5,182,416,216
TOTAL PRESUPUESTO SECCION			166,930,310,246	6,205,000,000	173,135,310,246

SECCION: 3201

MINISTERIO DE AMBIENTE Y DESARROLLO SOSTENIBLE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			133,450,392,000		133,450,392,000
C. PRESUPUESTO DE INVERSION			140,576,000,000		140,576,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	4,000,000,000		4,000,000,000
	900	INTERSUBSECTORIAL AMBIENTE	4,000,000,000		4,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	4,080,080,000		4,080,080,000
	900	INTERSUBSECTORIAL AMBIENTE	4,080,080,000		4,080,080,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	4,750,000,000		4,750,000,000
	900	INTERSUBSECTORIAL AMBIENTE	4,750,000,000		4,750,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
420		ESTUDIOS DE PREINVERSION	2,000,000,000		2,000,000,000
	900	INTERSUBSECTORIAL AMBIENTE	2,000,000,000		2,000,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	75,597,920,000		75,597,920,000
	900	INTERSUBSECTORIAL AMBIENTE	32,088,521,600		32,088,521,600
	904	RECURSO HIDRICO	9,809,398,400		9,809,398,400
	906	BIODIVERSIDAD Y SUS SERVICIOS ECOSISTEMICOS	33,700,000,000		33,700,000,000
630		TRANSFERENCIAS	30,000,000,000		30,000,000,000
	900	INTERSUBSECTORIAL AMBIENTE	30,000,000,000		30,000,000,000
640		INVERSIONES Y APORTES FINANCIEROS	300,000,000		300,000,000
	900	INTERSUBSECTORIAL AMBIENTE	300,000,000		300,000,000
670		APOYO	19,848,000,000		19,848,000,000
	900	INTERSUBSECTORIAL AMBIENTE	19,848,000,000		19,848,000,000
TOTAL PRESUPUESTO SECCION			**274,026,392,000**		**274,026,392,000**

SECCION: 3202

INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES-IDEAM

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**36,888,500,000**	**1,375,600,000**	**38,264,100,000**
C. PRESUPUESTO DE INVERSION			**14,090,000,000**	**8,460,000,000**	**22,550,000,000**
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	14,090,000,000	8,460,000,000	22,550,000,000
	900	INTERSUBSECTORIAL AMBIENTE	14,090,000,000	8,460,000,000	22,550,000,000
TOTAL PRESUPUESTO SECCION			**50,978,500,000**	**9,835,600,000**	**60,814,100,000**

SECCION: 3204

FONDO NACIONAL AMBIENTAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**19,735,290,000**	**19,735,290,000**
C. PRESUPUESTO DE INVERSION				**35,760,000,000**	**35,760,000,000**
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		35,760,000,000	35,760,000,000
	900	INTERSUBSECTORIAL AMBIENTE		27,590,000,000	27,590,000,000
	904	RECURSO HIDRICO		1,244,000,000	1,244,000,000
	906	BIODIVERSIDAD Y SUS SERVICIOS ECOSISTEMICOS		6,926,000,000	6,926,000,000
TOTAL PRESUPUESTO SECCION				**55,495,290,000**	**55,495,290,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 3208

CORPORACION AUTONOMA REGIONAL DE LOS VALLES DEL SINU Y SAN JORGE (CVS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**2,351,270,000**		**2,351,270,000**
TOTAL PRESUPUESTO SECCION			**2,351,270,000**		**2,351,270,000**

SECCION: 3209

CORPORACION AUTONOMA REGIONAL DEL QUINDIO (CRQ)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**3,930,300,000**		**3,930,300,000**
TOTAL PRESUPUESTO SECCION			**3,930,300,000**		**3,930,300,000**

SECCION: 3210

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL URABA - CORPOURABA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**2,618,525,000**		**2,618,525,000**
C. PRESUPUESTO DE INVERSION			**1,000,000,000**		**1,000,000,000**
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	1,000,000,000		1,000,000,000
	904	RECURSO HIDRICO	1,000,000,000		1,000,000,000
TOTAL PRESUPUESTO SECCION			**3,618,525,000**		**3,618,525,000**

SECCION: 3211

CORPORACION AUTONOMA REGIONAL DE CALDAS (CORPOCALDAS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**2,662,415,000**		**2,662,415,000**
TOTAL PRESUPUESTO SECCION			**2,662,415,000**		**2,662,415,000**

SECCION: 3212

CORPORACION AUTONOMA REGIONAL PARA EL DESARROLLO SOSTENIBLE DEL CHOCO - CODECHOCO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**1,467,200,000**		**1.467.200,000**
C. PRESUPUESTO DE INVERSION			**657,000,000**		**657,000,000**
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	657,000,000		657,000,000
	900	INTERSUBSECTORIAL AMBIENTE	657,000,000		657,000,000
TOTAL PRESUPUESTO SECCION			**2,124,200,000**		**2,124,200,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3214			
		CORPORACION AUTONOMA REGIONAL DEL TOLIMA (CORTOLIMA)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	1,506,500,000		1,506,500,000
		TOTAL PRESUPUESTO SECCION	1,506,500,000		1,506,500,000
		SECCION: 3215			
		CORPORACION AUTONOMA REGIONAL DE RISARALDA (CARDER)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	1,914,693,000		1,914,693,000
		TOTAL PRESUPUESTO SECCION	1,914,693,000		1,914,693,000
		SECCION: 3216			
		CORPORACION AUTONOMA REGIONAL DE NARINO (CORPONARINO)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	1,831,900,000		1,831,900,000
		TOTAL PRESUPUESTO SECCION	1,831,900,000		1,831,900,000
		SECCION: 3217			
		CORPORACION AUTONOMA REGIONAL DE LA FRONTERA NORORIENTAL (CORPONOR)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,620,340,000		2,620,340,000
		TOTAL PRESUPUESTO SECCION	2,620,340,000		2,620,340,000
		SECCION: 3218			
		CORPORACIÓN AUTÓNOMA REGIONAL DE LA GUAJIRA (CORPOGUAJIRA)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,782,340,000		2,782,340,000
		TOTAL PRESUPUESTO SECCION	2,782,340,000		2,782,340,000
		SECCION: 3219			
		CORPORACION AUTONOMA REGIONAL DEL CESAR (CORPOCESAR)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,064,166,000		2,064,166,000
		TOTAL PRESUPUESTO SECCION	2,064,166,000		2,064,166,000
		SECCION: 32[illegible]			
		CORPORACION AUTONOMA REGIONAL DEL CAUCA (CRC)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	5,063,400,000		5,063,400,000
		TOTAL PRESUPUESTO SECCION	5,063,400,000		5,063,400,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 3222

CORPORACION AUTONOMA REGIONAL DEL MAGDALENA (CORPAMAG)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**3,463,235,000**		**3,463,235,000**
C. PRESUPUESTO DE INVERSION			**17,000,000,000**		**17,000,000,000**
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	17,000,000,000		17,000,000,000
	900	INTERSUBSECTORIAL AMBIENTE	17,000,000,000		17,000,000,000
TOTAL PRESUPUESTO SECCION			**20,463,235,000**		**20,463,235,000**

SECCION: 3223

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL SUR DE LA AMAZONIA - CORPOAMAZONIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**1,732,200,000**		**1,732,200,000**
C. PRESUPUESTO DE INVERSION			**250,000,000**		**250,000,000**
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	250,000,000		250,000,000
	900	INTERSUBSECTORIAL AMBIENTE	250,000,000		250,000,000
TOTAL PRESUPUESTO SECCION			**1,982,200,000**		**1,982,200,000**

SECCION: 3224

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL NORTE Y ORIENTE DE LA AMAZONIA - CDA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**1,710,100,000**		**1,710,100,000**
C. PRESUPUESTO DE INVERSION			**450,000,000**		**450,000,000**
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	450,000,000		450,000,000
	900	INTERSUBSECTORIAL AMBIENTE	450,000,000		450,000,000
TOTAL PRESUPUESTO SECCION			**2,160,100,000**		**2,160,100,000**

SECCION: 3226

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL ARCHIPIELAGO DE SAN ANDRES, PROVIDENCIA Y SANTA CATALINA - CORALINA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**1,679,900,000**		**1,679,900,000**
C. PRESUPUESTO DE INVERSION			**1,200,000,000**		**1,200,000,000**
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	110,000,000		110,000,000
	905	GESTION AMBIENTAL SECTORIAL	110,000,000		110,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	660,000,000		660,000,000
	900	INTERSUBSECTORIAL AMBIENTE	660,000,000		660,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	430,000,000		430,000,000
	900	INTERSUBSECTORIAL AMBIENTE	332,000,000		332,000,000
	904	RECURSO HIDRICO	98,000,000		98,000,000
TOTAL PRESUPUESTO SECCION			2,879,900,000		2,879,900,000

SECCION: 3227

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL AREA DE MANEJO ESPECIAL LA MACARENA - CORMACARENA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			1,846,440,000		1,846,440,000
C. PRESUPUESTO DE INVERSION			500,000,000		500,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	500,000,000		500,000,000
	900	INTERSUBSECTORIAL AMBIENTE	500,000,000		500,000,000
TOTAL PRESUPUESTO SECCION			2,346,440,000		2,346,440,000

SECCION: 3228

CORPORACION PARA EL DESARROLLO SOSTENIBLE DE LA MOJANA Y EL SAN JORGE - CORPOMOJANA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			1,612,001,000		1,612,001,000
TOTAL PRESUPUESTO SECCION			1,612,001,000		1,612,001,000

SECCION: 3229

CORPORACION AUTONOMA REGIONAL DE LA ORINOQUIA (CORPORINOQUIA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			1,552,840,000		1,552,840,000
TOTAL PRESUPUESTO SECCION			1,552,840,000		1,552,840,000

SECCION: 32[illegible]

CORPORACION AUTONOMA REGIONAL DE SUCRE (CARSUCRE)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			1,730,998,000		1,730,998,000
C. PRESUPUESTO DE INVERSION			500,000,000		500,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	500,000,000		500,000,000
	900	INTERSUBSECTORIAL AMBIENTE	500,000,000		500,000,000
TOTAL PRESUPUESTO SECCION			2,230,998,000		2,230,998,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 3231

CORPORACION AUTONOMA REGIONAL DEL ALTO MAGDALENA (CAM)

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	1,637,500,000		1,637,500,000
TOTAL PRESUPUESTO SECCION	1,637,500,000		1,637,500,000

SECCION: 3232

CORPORACION AUTONOMA REGIONAL DEL CENTRO DE ANTIOQUIA (CORANTIOQUIA)

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	1,757,900,000		1,757,900,000
TOTAL PRESUPUESTO SECCION	1,757,900,000		1,757,900,000

SECCION: 3233

CORPORACION AUTONOMA REGIONAL DEL ATLANTICO (CRA)

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	1,530,064,000		1,530,064,000
TOTAL PRESUPUESTO SECCION	1,530,064,000		1,530,064,000

SECCION: 3234

CORPORACION AUTONOMA REGIONAL DE SANTANDER (CAS)

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	1,494,600,000		1,494,600,000
TOTAL PRESUPUESTO SECCION	1,494,600,000		1,494,600,000

SECCION: 3235

CORPORACION AUTONOMA REGIONAL DE BOYACA (CORPOBOYACA)

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	1,661,700,000		1,661,700,000
TOTAL PRESUPUESTO SECCION	1,661,700,000		1,661,700,000

SECCION: 3236

CORPORACION AUTONOMA REGIONAL DE CHIVOR (CORPOCHIVOR)

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	1,648,349,000		1,648,349,000
TOTAL PRESUPUESTO SECCION	1,648,349,000		1,648,349,000

SECCION: 3237

CORPORACION AUTONOMA REGIONAL DEL GUAVIO CORPOGUAVIO

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	665,525,000		665,525,000
TOTAL PRESUPUESTO SECCION	665,525,000		665,525,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3238			
		CORPORACION AUTONOMA REGIONAL DEL CANAL DEL DIQUE CARDIQUE			
		A. PRESUPUESTO DE FUNCIONAMIENTO	1,717,587,000		1,717,587,000
		TOTAL PRESUPUESTO SECCION	1,717,587,000		1,717,587,000
		SECCION: 3239			
		CORPORACION AUTONOMA REGIONAL DEL SUR DE BOLIVAR (CSB)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	1,875,299,000		1,875,299,000
		TOTAL PRESUPUESTO SECCION	1,875,299,000		1,875,299,000
		SECCION: 3301			
		MINISTERIO DE CULTURA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	192,846,560,988		192,846,560,988
		C. PRESUPUESTO DE INVERSION	163,548,000,000		163,548,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	24,700,000,000		24,700,000,000
	1603	ARTE Y CULTURA	24,700,000,000		24,700,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	63,694,000,000		63,694,000,000
	1600	INTERSUBSECTORIAL ARTE Y CULTURA	61,994,000,000		61,994,000,000
	1603	ARTE Y CULTURA	1,700,000,000		1,700,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	4,000,000,000		4,000,000,000
	1600	INTERSUBSECTORIAL ARTE Y CULTURA	4,000,000,000		4,000,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	16,150,000,000		16,150,000,000
	1603	ARTE Y CULTURA	16,150,000,000		16,150,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	33,382,000,000		33,382,000,000
	1600	INTERSUBSECTORIAL ARTE Y CULTURA	19,582,000,000		19,582,000,000
	1603	ARTE Y CULTURA	13,800,000,000		13,800,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	8,322,000,000		8,322,000,000
	1603	ARTE Y CULTURA	8,322,000,000		8,322,000,000
620		SUBSIDIOS	3,000,000,000		3,000,000,000
	1603	ARTE Y CULTURA	3,000,000,000		3,000,000,000
650		CAPITALIZACIONES	10,300,000,000		10,300,000,000
	1603	ARTE Y CULTURA	10,300,000,000		10,300,000,000
		TOTAL PRESUPUESTO SECCION	356,394,560,988		356,394,560,988

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3304			
		ARCHIVO GENERAL DE LA NACION			
A. PRESUPUESTO DE FUNCIONAMIENTO			**7,218,877,128**	**2,117,872,817**	**9,336,749,945**
C. PRESUPUESTO DE INVERSION			**2,744,000,000**	**6,836,000,000**	**9,580,000,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	50,000,000	200,000,000	250,000,000
	1603	ARTE Y CULTURA	50,000,000	200,000,000	250,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	432,000,000	21,000,000	453,000,000
	1603	ARTE Y CULTURA	432,000,000	21,000,000	453,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	750,000,000	315,000,000	1,065,000,000
	1603	ARTE Y CULTURA	750,000,000	315,000,000	1,065,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,404,000,000	6,300,000,000	7,704,000,000
	1603	ARTE Y CULTURA	1,404,000,000	6,300,000,000	7,704,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	108,000,000		108,000,000
	1600	INTERSUBSECTORIAL ARTE Y CULTURA	108,000,000		108,000,000
TOTAL PRESUPUESTO SECCION			**9,962,877,128**	**8,953,872,817**	**18,916,749,945**
		SECCION: 3305			
		INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA			
A. PRESUPUESTO DE FUNCIONAMIENTO			**4,386,660,885**	**368,880,560**	**4,755,541,445**
C. PRESUPUESTO DE INVERSION			**4,721,000,000**	**950,000,160**	**5,671,000,160**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,996,000,000	570,000,160	3,566,000,160
	1603	ARTE Y CULTURA	2,996,000,000	570,000,160	3,566,000,160
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	315,000,000	100,000,000	415,000,000
	1603	ARTE Y CULTURA	315,000,000	100,000,000	415,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	390,000,000	120,000,000	510,000,000
	1603	ARTE Y CULTURA	390,000,000	120,000,000	510,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	1,020,000,000	160,000,000	1,180,000,000
	1603	ARTE Y CULTURA	1,020,000,000	160,000,000	1,180,000,000
TOTAL PRESUPUESTO SECCION			**9,107,660,885**	**1,318,880,720**	**10,426,541,605**
		SECCION: 3307			
		INSTITUTO CARO Y CUERVO			
A. PRESUPUESTO DE FUNCIONAMIENTO			**4,981,016,116**	**727,693,939**	**5,708,710,055**

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			4,311,000,000	62,000,000	4,373,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	950,000,000	62,000,000	1,012,000,000
	1603	ARTE Y CULTURA	950,000,000	62,000,000	1,012,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	711,000,000		711,000,000
	1603	ARTE Y CULTURA	711,000,000		711,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,500,000,000		2,500,000,000
	1603	ARTE Y CULTURA	2,500,000,000		2,500,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	150,000,000		150,000,000
	1603	ARTE Y CULTURA	150,000,000		150,000,000
TOTAL PRESUPUESTO SECCION			9,292,016,116	789,693,939	10,081,710,055

SECCION: 3401

AUDITORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			20.655,000,000		20.655.000,000
C. PRESUPUESTO DE INVERSION			4.460.000,000		4,460,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	1,510,000,000		1,510,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	1,510,000,000		1,510,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,000,000,000		1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000		1,000,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	450,000,000		450,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	450,000,000		450,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	1,500,000,000		1,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,500,000,000		1,500,000,000
TOTAL PRESUPUESTO SECCION			25,115,000,000		25,115,000,000

SECCION: 3501

MINISTERIO DE COMERCIO, INDUSTRIA Y TURISMO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			384,863,061,300		384,863,061,300
C. PRESUPUESTO DE INVERSION			287,644,911,486		287,644,911,486
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	67,000,000,000		67,000,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	37,000,000,000		37,000,000,000
	206	TURISMO	30,000,000,000		30,000,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
122		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	20,410,000,000		20,410,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	12,410,000,000		12,410,000,000
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	8,000,000,000		8,000,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	1,200,000,000		1,200,000,000
	205	COMERCIO EXTERIOR	1,200,000,000		1,200,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	16,458,071,486		16,458,071,486
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	6,614,000,000		6,614,000,000
	202	PEQUENA Y MEDIANA INDUSTRIA	8,452,491,966		8,452,491,966
	205	COMERCIO EXTERIOR	1,391,579,520		1,391,579,520
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	4,638,340,000		4,638,340,000
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	4,638,340,000		4,638,340,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	850,000,000		850,000,000
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	850,000,000		850,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	177,048,000,000		177,048,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	49,870,000,000		49,870,000,000
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	22,000,000,000		22,000,000,000
	205	COMERCIO EXTERIOR	23,849,000,000		23,849,000,000
	206	TURISMO	81,329,000,000		81,329,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	40,500,000		40,500,000
	205	COMERCIO EXTERIOR	40,500,000		40,500,000
TOTAL PRESUPUESTO SECCION			**672,507,972,786**		**672,507,972,786**

SECCION: 3502

SUPERINTENDENCIA DE SOCIEDADES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**102,546,142,000**	**102,546,142,000**
C. PRESUPUESTO DE INVERSION				**11,560,000,000**	**11,560,000,000**
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,100,000,000	1,100,000,000
	205	COMERCIO EXTERIOR		1,100,000,000	1,100,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA		8,260,000,000	8,260,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		8,260,000,000	8,260,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		600,000,000	600,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		600,000,000	600,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		1,600,000,000	1,600,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		1,600,000,000	1,600,000,000
TOTAL PRESUPUESTO SECCION				114,106,142,000	114,106,142,000

SECCION: 3503

SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			9,784,361,000	49,058,436,000	58,842,797,000
C. PRESUPUESTO DE INVERSION			4,4[illegible],000,000	30,847,000,000	35,327,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	165,000,000	1,735,000,000	1,900,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	165,000,000	1,735,000,000	1,900,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	4,315,000,000	18,012,040,000	22,327,040,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	4,3[illegible],000,000	18,012,040,000	22,327,040,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		11,099,960,000	11,099,960,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		11,099,960,000	11,099,960,000
TOTAL PRESUPUESTO SECCION			14,264,361,000	79,905,436,000	94,169,797,000

SECCION: 3534

UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL CONTADORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				5,612,334,534	5,612,334,534
TOTAL PRESUPUESTO SECCION				5,612,334,534	5,612,334,534

SECCION: 35[illegible]

INSTITUTO NACIONAL DE METROLOGÍA - INM

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			9,192,915,000	807,277,000	10,000,192,000
C. PRESUPUESTO DE INVERSION			6,085,000,000		6,085,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,100,000,000		1,100,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	1,100,000,000		1,100,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	3,010,000,000		3,010,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	3,010,000,000		3,010,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	1,185,000,000		1,185,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	1,185,000,000		1,185,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	790,000,000		790,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	790,000,000		790,000,000
TOTAL PRESUPUESTO SECCION			**15,277,915,000**	**807,277,000**	**16,085,192,000**

SECCION: 3601

MINISTERIO DEL TRABAJO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**15,604,522,390,000**		**15,604,522,390,000**
C. PRESUPUESTO DE INVERSION			**1,219,651,371,000**		**1,219,651,371,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	40,000,000,000		40,000,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	40,000,000,000		40,000,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	12,000,000,000		12,000,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	12,000,000,000		12,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	41,300,000,000		41,300,000,000
	705	EDUCACION SUPERIOR	900,000,000		900,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	40,400,000,000		40,400,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	59,662,000,000		59,662,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	500,000,000		500,000,000
	1304	REGLAMENTACIÓN Y BIENESTAR SOCIAL DE LOS TRABAJADORES	309,000,000		309,000,000
	1507	ATENCION A POBLACION VULNERABLE O EXCLUIDA	58,853,000,000		58,853,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	3,230,000,000		3,230,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	3,230,000,000		3,230,000,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	7,130,000,000		7,130,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	7,130,000,000		7,130,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	3,286,471,000		3,286,471,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	2,380,471,000		2,380,471,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1304	REGLAMENTACIÓN Y BIENESTAR SOCIAL DE LOS TRABAJADORES	906,000,000		906,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	14,100,000,000		14,100,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	14,100,000,000		14,100,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,000,000,000		2,000,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	2,000,000,000		2,000,000,000
620		SUBSIDIOS	1,036,912,900,000		1,036,912,900,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	215,502,584,271		215,502,584,271
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	821,410,315,729		821,410,315,729
630		TRANSFERENCIAS	30,000,000		30,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	30,000,000		30,000,000
TOTAL PRESUPUESTO SECCION			16,824,173,761,000		16,824,173,761,000

SECCION: 3603

SERVICIO NACIONAL DE APRENDIZAJE (SENA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				69,345,443,000	69,345,443,000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA				165,400,000	165,400,000
C. PRESUPUESTO DE INVERSION				2,206,069,801,000	2,206,069,801,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		70,000,000,000	70,000,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		70,000,000,000	70,000,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR		40,683,358,000	40,683,358,000
	704	CAPACITACION TECNICA NO PROFESIONAL		40,683,358,000	40,683,358,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		1,479,910,701,800	1,479,910,701,800
	704	CAPACITACION TECNICA NO PROFESIONAL		1,479,910,701,800	1,479,910,701,800
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		120,653,000,000	120,653,000,000
	1304	REGLAMENTACIÓN Y BIENESTAR SOCIAL DE LOS TRABAJADORES		120,653,000,000	120,653,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		365,479,940,200	365,479,940,200
	704	CAPACITACION TECNICA NO PROFESIONAL		365,479,940,200	365,479,940,200
610		CREDITOS		69,045,801,000	69,045,801,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL		24,696,801,000	24,696,801,000
	1304	REGLAMENTACIÓN Y BIENESTAR SOCIAL DE LOS TRABAJADORES		44,349,000,000	44,349,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
620		SUBSIDIOS		60,297,000,000	60,297,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL		60,297,000,000	60,297,000,000
TOTAL PRESUPUESTO SECCION				2,275,580,644,000	2,275,580,644,000

SECCION: 3612

UNIDAD ADMINISTRATIVA ESPECIAL DE ORGANIZACIONES SOLIDARIAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			7,723,448,000		7,723,448,000
C. PRESUPUESTO DE INVERSION			6,171,087,174		6,171,087,174
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	80,000,000		80,000,000
	1701	FORMAS ASOCIATIVAS Y COOPERATIVAS	80,000,000		80,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	4,927,266,713		4,927,266,713
	1701	FORMAS ASOCIATIVAS Y COOPERATIVAS	4,927,266,713		4,927,266,713
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	100,000,000		100,000,000
	1701	FORMAS ASOCIATIVAS Y COOPERATIVAS	100,000,000		100,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	1,063,820,461		1,063,820,461
	1701	FORMAS ASOCIATIVAS Y COOPERATIVAS	1,063,820,461		1,063,820,461
TOTAL PRESUPUESTO SECCION			13,894,535,174		13,894,535,174

SECCION: 3701

MINISTERIO DEL INTERIOR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			283,642,679,304		283,642,679,304
C. PRESUPUESTO DE INVERSION			58,999,893,730		58,999,893,730
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,900,000,000		1,900,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,900,000,000		1,900,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	651,380,000		651,380,000
	1000	INTERSUBSECTORIAL GOBIERNO	651,380,000		651,380,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	2,500,000,000		2,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,500,000,000		2,500,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	9,672,000,000		9,672,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	9,672,000,000		9,672,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	15,262,000,000		15,262,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	15,262,000,000		15,262,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	28,676,513,730		28,676,513,730
	105	SEGURIDAD CIUDADANA	19,000,000,000		19,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	9,676,513,730		9,676,513,730
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	338,000,000		338,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	338,000,000		338,000,000
TOTAL PRESUPUESTO SECCION			342,642,573,034		342,642,573,034

SECCION: 3702

FONDO PARA LA PARTICIPACION Y EL FORTALECIMIENTO DE LA DEMOCRACIA

A. PRESUPUESTO DE FUNCIONAMIENTO			1,633,522,905		1,633,522,905
TOTAL PRESUPUESTO SECCION			1,633,522,905		1,633,522,905

SECCION: 3703

DIRECCION NACIONAL DEL DERECHO DE AUTOR

A. PRESUPUESTO DE FUNCIONAMIENTO			2,668,258,829		2,668,258,829
C. PRESUPUESTO DE INVERSION			930,585,000		930,585,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	930,585,000		930,585,000
	406	SERVICIOS DE VALOR AGREGADO EN COMUNICACIONES	930,585,000		930,585,000
TOTAL PRESUPUESTO SECCION			3,598,843,829		3,598,843,829

SECCION: 3704

CORPORACION NACIONAL PARA LA RECONSTRUCCION DE LA CUENCA DEL RIO PAEZ Y ZONAS ALEDAÑAS NASA KI WE

A. PRESUPUESTO DE FUNCIONAMIENTO			2,457,723,338		2,457,723,338
C. PRESUPUESTO DE INVERSION			16,700,000,000		16,700,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	16,700,000,000		16,700,000,000
	1001	PREVENCIÓN Y ATENCIÓN DE EMERGENCIAS	16,700,000,000		16,700,000,000
TOTAL PRESUPUESTO SECCION			19,157,723,338		19,157,723,338

SECCION: 3793

UNIDAD NACIONAL DE PROTECCION - UNP

A. PRESUPUESTO DE FUNCIONAMIENTO			228,334,631,489	14,000,000,000	242,334,631,489

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			3.155.000.000		3,155,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	3,155,000.000		3.155,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,155,000,000		3.155,000,000
TOTAL PRESUPUESTO SECCION			231,489,631,489	14,000,000,000	245,489,631,489

SECCION: 3709

DIRECCION NACIONAL DE BOMBEROS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			9,000,000,000		9,000,000,000
TOTAL PRESUPUESTO SECCION			9,000,000,000		9,000,000,000

SECCION: 3801

COMISION NACIONAL DEL SERVICIO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A PRESUPUESTO DE FUNCIONAMIENTO			4,197,121,000	19,603,900,000	23,801,021,000
C. PRESUPUESTO DE INVERSION				36,539,000,000	36,539,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		1,500,000,000	1,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,500,000,000	1,500,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA		33,038,000,000	33.038,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		33,038,000,000	33.038,000.000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		250,500,000	250,500,000
	1000	INTERSUBSECTORIAL GOBIERNO		250.500 000	250,500,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		1,750,500,000	1,750,500,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,750,500,000	1.750,500,000
TOTAL PRESUPUESTO SECCION			4,197,121,000	56,142,900,000	60,340,021,000

SECCION: 3901

DEPARTAMENTO ADMINISTRATIVO DE LA CIENCIA, TECNOLOGIA E INNOVACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			17,628,000,000		17,628,000,000
C. PRESUPUESTO DE INVERSION			370,314,600,000		370,314,600,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	7,000,000,000		7,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	7 000,000,000		7,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	245,473,652,487		245,473,652,487
	1000	INTERSUBSECTORIAL GOBIERNO	245,473,652,487		245,473,652,487

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	75,917,173,552		75,917,173,552
	1000	INTERSUBSECTORIAL GOBIERNO	75,917,173,552		75,917,173,552
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	16,873,773,961		16,873,773,961
	1000	INTERSUBSECTORIAL GOBIERNO	16,873,773,961		16,873,773,961
540		COORDINACION, ADMINISTRACION, PROMOCION Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	50,000,000		50,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	50,000,000		50,000,000
630		TRANSFERENCIAS	25,000,000,000		25,000,000,000
	300	INTERSUBSECTORIAL SALUD	25,000,000,000		25,000,000,000
TOTAL PRESUPUESTO SECCION			387,942,600,000		387,942,600,000

SECCION: 4001

MINISTERIO DE VIVIENDA, CIUDAD Y TERRITORIO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			1,467,428,205,544		1,467,428,205,544
C. PRESUPUESTO DE INVERSION			793,974,330,000		793,974,330,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,095,000,000		2,095,000,000
	1200	INTERSUBSECTORIAL AGUA POTABLE Y SANEAMIENTO BÁSICO	2,095,000,000		2,095,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	3,411,000,000		3,411,000,000
	1200	INTERSUBSECTORIAL AGUA POTABLE Y SANEAMIENTO BÁSICO	3,411,000,000		3,411,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,300,000,000		1,300,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,300,000,000		1,300,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	6,900,000,000		6,900,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	6,900,000,000		6,900,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	200,000,000		200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	200,000,000		200,000,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	256,000,000		256,000,000
	1200	INTERSUBSECTORIAL AGUA POTABLE Y SANEAMIENTO BÁSICO	256,000,000		256,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	12,900,000,000		12,900,000,000
	1403	DESARROLLO TERRITORIAL	12,900,000,000		12,900,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	40,663,330,000		40,663,330,000
	1000	INTERSUBSECTORIAL GOBIERNO	9,270,330,000		9,270,330,000
	1200	INTERSUBSECTORIAL AGUA POTABLE Y SANEAMIENTO BÁSICO	16,693,000,000		16,693,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	4,000,000,000		4,000,000,000
	1402	SOLUCIONES DE VIVIENDA URBANA	10,700,000,000		10,700,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	590,000,000		590,000,000
	1402	SOLUCIONES DE VIVIENDA URBANA	590,000,000		590,000,000
650		CAPITALIZACIONES	1,394,000,000		1,394,000,000
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	1,394,000,000		1,394,000,000
670		APOYO	724,265,000,000		724,265,000,000
	1200	INTERSUBSECTORIAL AGUA POTABLE Y SANEAMIENTO BÁSICO	709,265,000,000		709,265,000,000
	1203	SANEAMIENTO BÁSICO	15,000,000,000		15,000,000,000
TOTAL PRESUPUESTO SECCION			2,261,402,535,544		2,261,402,535,544

SECCION: 4002

FONDO NACIONAL DE VIVIENDA - FONVIVIENDA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			59,304,310		59,304,310
C. PRESUPUESTO DE INVERSION			1,300,337,000,000		1,300,337,000,000
620		SUBSIDIOS	1,300,337,000,000		1,300,337,000,000
	1402	SOLUCIONES DE VIVIENDA URBANA	1,300,337,000,000		1,300,337,000,000
TOTAL PRESUPUESTO SECCION			1,300,396,304,310		1,300,396,304,310

SECCION: 4101

DEPARTAMENTO ADMINISTRATIVO PARA LA PROSPERIDAD SOCIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			113,596,000,000		113,596,000,000
C. PRESUPUESTO DE INVERSION			2,275,163,904,206		2,275,163,904,206
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	274,008,161,798		274,008,161,798
	1000	INTERSUBSECTORIAL GOBIERNO	274,008,161,798		274,008,161,798
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	49,177,000,000		49,177,000,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	49,177,000,000		49,177,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	1,891,114,333,010		1,891,114,333,010
	1507	ATENCION A POBLACION VULNERABLE O EXCLUIDA	1,891,114,333,010		1,891,114,333,010
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	10.000.000,000		10,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	10,000,000,000		10,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
540		COORDINACION, ADMINISTRACION, PROMOCION Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	50,864,409,398		50,864,409,398
	1000	INTERSUBSECTORIAL GOBIERNO	50,864,409,398		50 864,409,398
TOTAL PRESUPUESTO SECCION			**2,388,759,904,206**		**2,388,759,904,206**

SECCION: 4107

UNIDAD ADMINISTRATIVA ESPECIAL PARA LA CONSOLIDACIÓN TERRITORIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**33,499,000,000**		**33,499,000,000**
C. PRESUPUESTO DE INVERSION			**150,000,000,000**		**150,000,000,000**
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	146,000,000,000		146,000,000,000
	1507	ATENCION A POBLACION VULNERABLE O EXCLUIDA	146,000,000,000		146,000,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	4,000,000,000		4,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,000,000,000		4,000,000,000
TOTAL PRESUPUESTO SECCION			**183,499,000,000**		**183,499,000,000**

SECCION: 4103

AGENCIA NACIONAL PARA LA SUPERACIÓN DE LA POBREZA EXTREMA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**22,912,000,000**		**22,912,000,000**
C. PRESUPUESTO DE INVERSION			**215,000,000,000**		**215,000,000,000**
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	215,000,000,000		215.000.000,000
	1507	ATENCION A POBLACION VULNERABLE O EXCLUIDA	215,000,000,000		215,000,000,000
TOTAL PRESUPUESTO SECCION			**237,912,000,000**		**237,912,000,000**

SECCION: 4194

UNIDAD DE ATENCIÓN Y REPARACIÓN INTEGRAL A LAS VICTIMAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**687,097.000,000**	**42,640,000,000**	**729,737,000,000**
C. PRESUPUESTO DE INVERSION			**754,456.000,000**		**754,456,000,000**
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	82,550.000.000		82,550,000,000
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	82,550.000,000		82,550,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	671,906,000,000		671,906,000,000
	1507	ATENCION A POBLACION VULNERABLE O EXCLUIDA	671,906,000,000		671,906,000.000
TOTAL PRESUPUESTO SECCION			**1,441,553,000,000**	**42,640,000.000**	**1,484,193,000,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 4105

CENTRO DE MEMORIA HISTÓRICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**9,490,000,000**	**1,000,000,000**	**10,490,000,000**
C. PRESUPUESTO DE INVERSION			**32,125,000,000**	**906,708,000**	**33,031,708,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	6,000,000,000		6,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	6,000,000,000		6,000,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	4,000,000,000		4,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,000,000,000		4,000,000,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	22,125,000,000		22,125,000,000
	1507	ATENCION A POBLACION VULNERABLE O EXCLUIDA	22,125,000,000		22,125,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO		906,708,000	906,708,000
	1000	INTERSUBSECTORIAL GOBIERNO		906,708,000	906,708,000
TOTAL PRESUPUESTO SECCION			**41,615,000,000**	**1,906,708,000**	**43,521,708,000**

SECCION: 4106

INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**296,822,383,924**	**296,822,383,924**
C. PRESUPUESTO DE INVERSION			**1,022,965,823,861**	**3,400,985,449,922**	**4,423,951,273,783**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,000,000,000		10,000,000,000
	801	REHABILITACION DE MENORES	10,000,000,000		10,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		93,165,636,076	93,165,636,076
	300	INTERSUBSECTORIAL SALUD		93,165,636,076	93,165,636,076
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		50,747,000,000	50,747,000,000
	300	INTERSUBSECTORIAL SALUD		50,747,000,000	50,747,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		92,566,840,711	92,566,840,711
	300	INTERSUBSECTORIAL SALUD		92,566,840,711	92,566,840,711
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	1,012,965,823,861	3,153,185,182,927	4,166,151,006,788
	1504	ATENCION DE LA FAMILIA, PRIMERA INFANCIA, NIÑEZ, ADOLESCENCIA Y JUVENTUD	812,965,823,861	3,153,185,182,927	3,966,151,006,788
	1507	ATENCION A POBLACION VULNERABLE O EXCLUIDA	200,000,000,000		200,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		6,107,690,208	6,107,690,208
	300	INTERSUBSECTORIAL SALUD		6,107,690,208	6,107,690,208

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO		5,213,100,000	5,213,100,000
	300	INTERSUBSECTORIAL SALUD		5,213,100,000	5,213,100,000
TOTAL PRESUPUESTO SECCION			1,022,965,823,861	3,697,807,833,846	4,720,773,657,707

SECCION: 4201

DEPARTAMENTO ADMINISTRATIVO DIRECCIÓN NACIONAL DE INTELIGENCIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			74,973,000,000		74,973,000,000
C. PRESUPUESTO DE INVERSION			35,000,000,000		35,000,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,200,000,000		5,200,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	5,200,000,000		5,200,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	28,600,000,000		28,600,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	28,600,000,000		28,600,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	1,200,000,000		1,200,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1,200,000,000		1,200,000,000
TOTAL PRESUPUESTO SECCION			109,973,000,000		109,973,000,000

SECCION: 4301

DEPARTAMENTO ADMINISTRATIVO DEL DEPORTE, LA RECREACIÓN, LA ACTIVIDAD FÍSICA Y EL APROVECHAMIENTO DEL TIEMPO LIBRE – COLDEPORTES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			22,631,914,916		22,631,914,916
C. PRESUPUESTO DE INVERSION			312,257,000,000		312,257,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	102,376,000,000		102,376,000,000
	1604	RECREACIÓN Y DEPORTE	102,376,000,000		102,376,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,000,000,000		1,000,000,000
	1604	RECREACIÓN Y DEPORTE	1,000,000,000		1,000,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	7,200,000,000		7,200,000,000
	1604	RECREACIÓN Y DEPORTE	7,200,000,000		7,200,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	3,000,000,000		3,000,000,000
	1604	RECREACIÓN Y DEPORTE	3,000,000,000		3,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	194,681,000,000		194,681,000,000
	1604	RECREACIÓN Y DEPORTE	194,681,000,000		194,681,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	1,000,000,000		1,000,000,000
	1604	RECREACIÓN Y DEPORTE	1,000,000,000		1,000,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	3,000,000,000		3,000,000,000
	1604	RECREACIÓN Y DEPORTE	3,000,000,000		3,000,000,000
TOTAL PRESUPUESTO SECCION			334,888,914,916		334,888,914,916
TOTAL PRESUPUESTO NACIONAL			171,179,917,539,422	14,344,716,178,214	185,524,633,717,636

TERCERA PARTE
DISPOSICIONES GENERALES

ARTÍCULO 4o. Las disposiciones generales de la presente ley son complementarias de las Leyes 38 de 1989, 179 de 1994, 225 de 1995, 819 de 2003, 1473 de 2011 y 1508 de 2012 Orgánicas del Presupuesto, y deben aplicarse en armonía con estas.

Estas normas rigen para los órganos que conforman el Presupuesto General de la Nación, y para los recursos de la Nación asignados a las Empresas Industriales y Comerciales del Estado y a las Sociedades de Economía Mixta con el régimen de aquellas.

Los fondos sin personería jurídica deben ser creados por ley o por su autorización expresa y estarán sujetos a las normas y procedimientos establecidos en la Constitución Política, el Estatuto Orgánico del Presupuesto, la presente ley y las demás normas que reglamenten los órganos a los cuales pertenecen.

CAPITULO I
DE LAS RENTAS Y RECURSOS

ARTÍCULO 5o. La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público informará a los diferentes órganos las fechas de perfeccionamiento y desembolso de los recursos del crédito interno y externo de la Nación. Los establecimientos públicos del orden nacional reportarán a la referida Dirección el monto y las fechas de los recursos de crédito externo e interno contratados directamente.

La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público conceptuará previamente sobre las solicitudes de modificación a fuentes de financiación cuando se trate de recursos de crédito de las diferentes apropiaciones que se detallen en el anexo del decreto de liquidación, siempre y cuando no modifiquen los montos aprobados por el Congreso de la República en la ley anual.

ARTÍCULO 6o. El Gobierno Nacional a través de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público podrá realizar sustituciones en el portafolio de inversiones con entidades descentralizadas, sin efectuar operación presupuestal alguna, de conformidad con las normas legales vigentes.

ARTÍCULO 7o. Los ingresos corrientes de la Nación y aquellas contribuciones y recursos que en las normas legales no se haya autorizado su recaudo y manejo a otro órgano, deben consignarse en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público.

Las Superintendencias que no sean una sección presupuestal deben consignar mensualmente, en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, el valor total de las contribuciones establecidas en la ley.

ARTÍCULO 8o. El Ministerio de Hacienda y Crédito Público a través de la Dirección General de Crédito Público y Tesoro Nacional fijará los criterios técnicos y las condiciones para el manejo de los excedentes de liquidez del Tesoro Nacional acorde con los objetivos monetarios, cambiarios y de tasa de interés a corto y largo plazo.

ARTÍCULO 9o. El Gobierno Nacional podrá emitir títulos de Tesorería, TES, Clase "B", con base en la facultad de la Ley 51 de 1990 de acuerdo con las siguientes reglas: no contarán con la garantía solidaria del Banco de la República; el estimativo de los ingresos producto de su colocación se incluirá en el Presupuesto General de la Nación como recursos de capital, con excepción de los provenientes de la colocación de títulos para operaciones temporales de tesorería y los que se emitan para regular la liquidez de la economía; sus rendimientos se atenderán con cargo al Presupuesto General de la Nación con excepción de los que se emitan para regular la liquidez de la economía; su redención se atenderá con cargo a los recursos del Presupuesto General de la Nación, con excepción de las operaciones temporales de tesorería, y los que se emitan para regular la liquidez de la economía; podrán ser administrados directamente por la Nación; podrán ser denominados en moneda extranjera; su emisión solo requerirá del decreto que la autorice, fije el monto y sus condiciones financieras; la emisión destinada a financiar las apropiaciones presupuestales estará limitada por el monto de estas; su emisión no afectará el cupo de endeudamiento.

ARTÍCULO 10o. Los rendimientos financieros originados con recursos de la Nación, incluidos los negocios fiduciarios, deben consignarse en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público en el mes siguiente de su recaudo, con excepción de aquellos originados por patrimonios autónomos que se hayan constituido por expresa autorización de la ley.

ARTÍCULO 11o. Facúltase a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público para que con los excedentes de liquidez en moneda nacional y extranjera de los fondos que administre, realice las siguientes operaciones: compra y venta de títulos valores emitidos por la Nación, el Banco de la República, Fondo de Garantías de Instituciones Financieras - Fogafín, entidades sujetas al control y vigilancia de la Superintendencia Financiera de Colombia y otros gobiernos y tesorerías; compra de deuda de la Nación; compras con pacto de retroventa con entidades públicas y con entidades financieras sujetas al control y vigilancia de la Superintendencia Financiera de Colombia, dentro de los cupos que autorice el Ministro de Hacienda y Crédito Público; depósitos remunerados e inversiones financieras en entidades sujetas al control y vigilancia de la Superintendencia Financiera de Colombia; depósitos a término y compras de títulos emitidos por entidades bancarias y financieras del exterior; operaciones de cubrimiento de riesgos; y las demás que autorice el Gobierno Nacional; así mismo, préstamos transitorios a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, reconociendo tasa de mercado durante el periodo de utilización, evento que no implica unidad de caja; y préstamos de títulos valores a la citada Dirección a tasas de mercado.

PARÁGRAFO. Lo anterior aplica cuando, de acuerdo con las disposiciones legales, la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público no pueda hacer unidad de caja con los recursos de los fondos que administre.

ARTÍCULO 12o. La liquidación de los excedentes financieros de que trata el Estatuto Orgánico del Presupuesto, que se efectúen en la vigencia de la presente ley, se hará con base en una proyección de los ingresos y de los gastos, para la vigencia siguiente a la de corte de los Estados Financieros, en donde se incluyen además las cuentas por cobrar y por pagar no presupuestadas, las reservas presupuestales, así como la disponibilidad inicial (caja, bancos e inversiones).

CAPITULO II
DE LOS GASTOS

ARTÍCULO 13o. Las afectaciones al presupuesto se harán teniendo en cuenta la prestación principal originada en los compromisos que se adquieran y con cargo a este rubro se cubrirán los demás costos inherentes o accesorios.

Con cargo a las apropiaciones de cada rubro presupuestal, que sean afectadas con los compromisos iniciales, se atenderán las obligaciones derivadas de estos compromisos, tales como los costos imprevistos, ajustes y revisión de valores e intereses moratorios, gravámenes a los movimientos financieros y gastos de nacionalización.

ARTÍCULO 14o. Prohíbese tramitar actos administrativos u obligaciones que afecten el presupuesto de gastos cuando no reúnan los requisitos legales o se configuren como hechos cumplidos. El representante legal y ordenador del gasto o en quienes estos hayan delegado, responderán disciplinaria, fiscal y penalmente por incumplir lo establecido en esta norma.

ARTÍCULO 15o. Para proveer empleos vacantes se requerirá el certificado de disponibilidad presupuestal por la vigencia fiscal de 2013. Por medio de este, el jefe de presupuesto o quien haga sus veces garantizará la existencia de los recursos del 1o de enero al 31 de diciembre de 2013, por todo concepto de gastos de personal, salvo que el nombramiento sea en reemplazo de un cargo provisto o creado durante la vigencia, para lo cual se deberá expedir el certificado de disponibilidad presupuestal por lo que resta del año fiscal.

Toda provisión de empleos de los servidores públicos deberá corresponder a los previstos en la planta de personal, incluyendo las vinculaciones de los trabajadores oficiales y tener previstos sus emolumentos de conformidad con el artículo 122 de la Constitución Política.

Previo al reconocimiento de la prima técnica se expedirá el certificado de disponibilidad presupuestal. Por medio de este se deberá garantizar la existencia de recursos del 1o de enero al 31 de diciembre de 2013.

La vinculación de supernumerarios, por períodos superiores a tres meses, deberá ser autorizada mediante resolución suscrita por el jefe del respectivo órgano.

ARTÍCULO 16o. La solicitud de modificación a las plantas de personal requerirá para su consideración y trámite, por parte del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, los siguientes requisitos:

1. Exposición de motivos.
2. Costos comparativos de las plantas vigente y propuesta.
3. Efectos sobre los gastos generales.
4. Concepto del Departamento Nacional de Planeación si se afectan los gastos de inversión.
5. Y los demás que la Dirección General del Presupuesto Público Nacional considere pertinentes.

El Departamento Administrativo de la Función Pública aprobará las propuestas de modificaciones a las plantas de personal, cuando hayan obtenido concepto o viabilidad presupuestal del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional.

ARTÍCULO 17o. Los recursos destinados a programas de capacitación y bienestar social no pueden tener por objeto crear o incrementar salarios, bonificaciones, sobresueldos, primas, prestaciones sociales, remuneraciones extralegales o estímulos pecuniarios ocasionales que la ley no haya establecido para los servidores públicos, ni servir para otorgar beneficios directos en dinero o en especie.

Los programas de capacitación podrán comprender matrículas de los funcionarios, que se girarán directamente a los establecimientos educativos, salvo lo previsto por el artículo 114 de la Ley 30 de 1992, modificado por el artículo 27 de la Ley 1450 de 2011. Su otorgamiento se hará en virtud de la reglamentación interna del órgano respectivo.

ARTÍCULO 18o. El Gobierno Nacional regulará la constitución y funcionamiento de las cajas menores en los órganos que conforman el Presupuesto General de la Nación, y en las entidades nacionales con régimen presupuestal de Empresas Industriales y Comerciales del Estado con carácter no financiero, respecto de los recursos que le asigna la Nación.

ARTÍCULO 19o. La adquisición de los bienes que necesiten los órganos que hacen parte del Presupuesto General de la Nación para su funcionamiento y organización requiere de un plan de compras. Este plan deberá aprobarse por cada órgano acorde con las apropiaciones autorizadas en el Presupuesto General de la Nación y se modificará cuando las apropiaciones que la respaldan sean modificadas o aplazadas.

ARTÍCULO 20o. Se podrán hacer distribuciones en el presupuesto de ingresos y gastos, sin cambiar su destinación, mediante resolución suscrita por el jefe del respectivo órgano.

En el caso de los establecimientos públicos del orden nacional, estas distribuciones se harán por resolución o acuerdo de las juntas o consejos directivos. Si no existen juntas o consejos directivos, lo hará el representante legal de estos.

Las operaciones presupuestales contenidas en los mencionados actos administrativos, se someterán a aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, y tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación - Dirección de inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

A fin de evitar duplicaciones en los casos en los cuales la distribución afecte el presupuesto de otro órgano que haga parte del Presupuesto General de la Nación, el mismo acto administrativo servirá de base para realizar los ajustes correspondientes en el órgano que distribuye e incorporar las del órgano receptor. La ejecución presupuestal de estas deberá efectuarse en la misma vigencia de la distribución; en caso de requerirse se abrirán subordinales y subproyectos.

El jefe del órgano o en quien este haya delegado la ordenación del gasto podrá efectuar a nivel del decreto de liquidación asignaciones internas de apropiaciones en sus dependencias, seccionales o regionales a fin de facilitar su manejo operativo y de gestión, sin que las mismas impliquen cambiar su destinación. Estas asignaciones para su validez no requerirán aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional ni del previo concepto favorable por parte del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas tratándose de gastos de inversión.

ARTÍCULO 21o. Los órganos de que trata el artículo 4o de la presente ley podrán pactar anticipos únicamente cuando cuenten con Programa Anual Mensualizado de Caja - PAC, aprobado.

ARTÍCULO 22o. El Gobierno Nacional en el decreto de liquidación clasificará los ingresos y gastos y definirá estos últimos.

Así mismo, cuando las partidas se incorporen en numerales rentísticos, secciones, programas y subprogramas que no correspondan a su objeto o naturaleza, las ubicará en el sitio que corresponda.

La Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público hará mediante resolución, las operaciones que en igual sentido se requieran durante el transcurso de la vigencia.

Cuando se trate del presupuesto de gastos de inversión requerirá el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

ARTÍCULO 23o. El Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, de oficio o a petición del jefe del órgano respectivo, hará por resolución las aclaraciones y correcciones de leyenda necesarias para enmendar los errores de transcripción y aritméticos que figuren en el Presupuesto General de la Nación para la vigencia fiscal de 2013.

Cuando se trate de aclaraciones y correcciones de leyenda del presupuesto de gastos de inversión, se requerirá el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

ARTÍCULO 24o. El Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional podrá abstenerse de adelantar los trámites de cualquier operación presupuestal de las entidades de que trata el artículo 4o de la presente ley que incumplan los objetivos y metas trazados en el Marco Fiscal de Mediano Plazo, en el Plan Financiero, en la Programación Macroeconómica del Gobierno Nacional y en el Programa Anual de Caja.

El Departamento Nacional de Planeación podrá abstenerse de adelantar el trámite de conceptos requeridos para las operaciones presupuestales a que hace referencia el inciso anterior, siempre que las entidades correspondientes incumplan con las obligaciones de reporte de información que impidan dar cumplimiento a lo establecido en el artículo 77 de la Ley 38 de 1989 modificado por el artículo 40 de la Ley 179 de 1994.

ARTÍCULO 25o. Los órganos de que trata el artículo 4o de la presente ley son los únicos responsables por el registro de su gestión financiera pública en el Sistema Integrado de Información Financiera SIIF - Nación.

No se requerirá el envío de informes mensuales a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público, salvo en aquellos casos en que ésta de forma expresa lo solicite.

En desarrollo del artículo 93 del Estatuto Orgánico del Presupuesto, cuando se presenten errores u omisiones en el diligenciamiento de la información presupuestal en el Sistema Integrado de Información Financiera SIIF - Nación, la Contraloría General de la República y la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público podrán autorizar su corrección a solicitud del órgano correspondiente, bajo la entera responsabilidad del jefe del órgano respectivo y sin perjuicio de la responsabilidad fiscal, penal o disciplinaria a que haya lugar.

Para tal efecto, el Ministerio de Hacienda y Crédito Público establecerá el procedimiento técnico requerido y seguro, de manera que no se altere ni material ni operacionalmente la expedición de documentos oficiales sobre la situación de las finanzas públicas por parte del ejecutivo ni la producción regular y oportuna de los informes que por ley debe presentar la Contraloría General de la República.

ARTÍCULO 26o. Cuando los órganos que hacen parte del Presupuesto General de la Nación celebren contratos entre sí, que afecten sus presupuestos, con excepción de los de crédito, harán los ajustes mediante resoluciones del jefe del órgano respectivo. En el caso de los establecimientos públicos del orden nacional, las superintendencias y unidades administrativas especiales con personería jurídica, así como las señaladas en el artículo 5o del Estatuto Orgánico del Presupuesto, dichos ajustes deben realizarse por acuerdo o resolución de las juntas o consejos directivos o el representante legal del órgano, si no existen juntas o consejos directivos.

Los actos administrativos a que se refiere el inciso anterior deberán ser remitidos al Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, acompañados del respectivo certificado en que se haga constar que se recaudarán los recursos, expedido por el órgano contratista y su justificación económica, para la aprobación de las operaciones presupuestales en ellos contenidas, requisito sin el cual no podrán ser ejecutados. De conformidad con el artículo 8o de la Ley 819 de 2003, los recursos deberán ser incorporados y ejecutados en la misma vigencia fiscal en la que se lleve a cabo la aprobación.

Cuando en los convenios se pacte pago anticipado y para el cumplimiento de su objeto el órgano contratista requiera contratar con un tercero, sólo podrá solicitarse el giro efectivo de los recursos a la Dirección General de Crédito Público y Tesoro Nacional una vez dicho órgano adquiera el compromiso presupuestal y se encuentren cumplidos los requisitos que hagan exigible su pago a favor del beneficiario final.

Tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

ARTÍCULO 27o. Salvo lo dispuesto por el artículo 47 de la Ley 1450 de 2011, ningún órgano podrá contraer compromisos que impliquen el pago de cuotas a organismos internacionales con cargo al Presupuesto General de la Nación, sin que exista la ley aprobatoria de tratados públicos o que el Presidente de la República haya autorizado su aplicación provisional en los términos del artículo 224 de la Constitución Política.

Una vez cumplidos los requisitos del inciso anterior, previa autorización del Ministerio de Relaciones Exteriores, los establecimientos públicos del orden nacional sólo podrán pagar con cargo a sus recursos propios las cuotas a dichos organismos.

Los aportes y contribuciones de la República de Colombia a los organismos financieros internacionales se pagarán con cargo al Presupuesto General de la Nación, salvo en aquellos casos en que los aportes se contabilicen como reservas internacionales, que serán pagados de conformidad con lo previsto en la Ley 31 de 1992 o aquellas que la modifiquen o adicionen.

Los compromisos que se adquieran en el marco de tratados o convenios internacionales, de los cuales Colombia haga parte y cuya vinculación haya sido aprobada por ley de la República no requerirán de autorización de vigencias futuras, no obstante se deberá contar con aval fiscal previo por parte del Consejo Superior de Política Fiscal - CONFIS.

ARTÍCULO 28o. Los órganos que conforman el Presupuesto General de la Nación deben reintegrar, dentro del primer trimestre de 2013, a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público los recursos de la Nación, y a sus tesorerías cuando correspondan a recursos propios, incluyendo los de contrapartida, originados en convenios celebrados con organismos internacionales que no estén amparando compromisos u obligaciones, y que correspondan a apropiaciones presupuestales de vigencias fiscales anteriores, incluidos sus rendimientos financieros, diferencial cambiario, y demás réditos originados en aquellos, con el soporte correspondiente.

ARTÍCULO 29o. Cuando exista apropiación presupuestal en el servicio de la deuda pública podrán efectuarse anticipos en el pago de operaciones de crédito público. Igualmente podrán atenderse con cargo a la vigencia en curso las obligaciones del servicio de la deuda pública correspondiente al mes de enero de 2014.

ARTÍCULO 30o. La representación legal y la ordenación del gasto del servicio de la deuda están a cargo del Ministro de Hacienda y Crédito Público o de quien este delegue, según las disposiciones de la Ley Orgánica del Presupuesto.

ARTÍCULO 31o. Los gastos que sean necesarios para la administración, consecución y servicio de las operaciones de crédito público, las asimiladas a ellas, las propias del manejo de la deuda, las operaciones conexas y las demás relacionadas con los recursos del crédito serán atendidos con cargo a las apropiaciones del servicio de la deuda pública.

De conformidad con el artículo 46 del Estatuto Orgánico del Presupuesto, las pérdidas del Banco de la República se atenderán mediante la emisión de bonos en condiciones de mercado u otros títulos de deuda pública.

La emisión de los bonos o títulos de que trata el presente artículo no implica operación presupuestal y solo debe presupuestarse para efectos de su redención.

CAPITULO III
DE LAS RESERVAS PRESUPUESTALES Y CUENTAS POR PAGAR

ARTICULO 32o. A través del Sistema Integrado de Información Financiera SIIF - Nación se definirá con corte a 31 de diciembre de 2012, las reservas presupuestales y cuentas por pagar de cada una de las secciones del Presupuesto General de la Nación.

Las reservas presupuestales corresponderán a la diferencia entre los compromisos y las obligaciones, y las cuentas por pagar por la diferencia entre las obligaciones y los pagos.

ARTICULO 33o. A más tardar el 20 de enero de 2013, los órganos que conforman el Presupuesto General de la Nación constituirán las reservas presupuestales y cuentas por pagar de la respectiva sección presupuestal correspondientes a la vigencia fiscal de 2012, de conformidad con los saldos registrados a 31 de diciembre de 2012 a través del Sistema Integrado de Información Financiera SIIF – Nación.

Los órganos que hacen parte del Presupuesto General de la Nación podrán efectuar los ajustes a que haya lugar para la constitución de las reservas presupuestales y de las cuentas por pagar, sin que en ningún caso se puedan registrar nuevos compromisos.

Cumplido el plazo para adelantar los ajustes a que hace mención el inciso anterior y constituidas en forma definitiva las reservas presupuestales y cuentas por pagar a través del Sistema Integrado de Información Financiera SIIF – Nación, los dineros sobrantes de la Nación serán reintegrados por el ordenador del gasto y el funcionario de manejo del respectivo órgano a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, dentro de los primeros quince días del mes de febrero de 2013.

Las cuentas por pagar y las reservas presupuestales que no se hayan ejecutado a 31 de diciembre de 2013 expiran sin excepción. En consecuencia, los respectivos recursos de la Nación deben reintegrarse por el ordenador del gasto y el funcionario de manejo del respectivo órgano a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, dentro de los primeros diez días del mes de enero de 2014.

CAPITULO IV
DE LAS VIGENCIAS FUTURAS

ARTÍCULO 34o. Las autorizaciones otorgadas por el Consejo Superior de Política Fiscal - CONFIS, o quien este delegue para la asunción de obligaciones que afecten presupuestos de vigencias futuras deberán respetar, en todo momento, las condiciones sobre las cuales se otorgó.

Las entidades u órganos que requieran modificar el plazo y/o los cupos anuales de vigencias futuras autorizados por el Consejo Superior de Política Fiscal - CONFIS, o quien este delegue requerirán, de manera previa a la asunción de la respectiva obligación o a la modificación de las condiciones de la obligación existente, de la reprogramación de las vigencias futuras en donde se especifique el nuevo plazo y/o cupos anuales autorizados.

Cuando con posterioridad al otorgamiento de una autorización de vigencias futuras, la entidad u órgano requiera la modificación del objeto u objetos o el monto de la contraprestación a su cargo, será necesario adelantar ante el Consejo Superior de Política Fiscal - CONFIS, o su delegado la solicitud de una nueva autorización de vigencias futuras que ampare las modificaciones o adiciones requeridas de manera previa a la asunción de la respectiva obligación o a la modificación de las condiciones de la obligación existente.

PARÁGRAFO 1o. Las modificaciones al monto de la contraprestación a cargo de la entidad solicitante, que tengan origen exclusivamente en los ajustes financieros del monto y que no se encuentren asociados a la provisión de bienes o servicios adicionales a los previstos inicialmente, se tramitarán como una reprogramación de vigencias futuras.

PARÁGRAFO 2o. Lo anterior sin perjuicio de que en caso de tratarse de nuevas vigencias futuras, se deberá contar con el aval fiscal del Consejo Superior de Política Fiscal - CONFIS, y declaratoria de importancia estratégica por parte del Consejo Nacional de Política Económica y Social - CONPES, en los casos en que las normas lo exijan.

ARTÍCULO 35o. Los cupos anuales autorizados para asumir compromisos de vigencias futuras no utilizados a 31 de diciembre del año en que se concede la autorización caducan, salvo en los casos previstos en el inciso 2o del artículo 8o de la Ley 819 de 2003.

Cuando no fuere posible adelantar en la vigencia fiscal correspondiente los ajustes presupuestales, a que se refiere el inciso 2o del artículo 8o de la Ley 819 de 2003, se requerirá de la reprogramación de los cupos anuales autorizados por parte de la autoridad que expidió la autorización inicial, con el fin de dar continuidad al proceso de selección del contratista.

ARTÍCULO 36o. Las solicitudes para comprometer recursos de la Nación, que afecten vigencias fiscales futuras de las Empresas Industriales y Comerciales del Estado o Sociedades de Economía Mixta con régimen de aquellas, deben tramitarse a través de los órganos que conforman el Presupuesto General de la Nación a los cuales estén vinculadas.

CAPITULO V
DISPOSICIONES VARIAS

ARTÍCULO 37o. El servidor público que reciba una orden de embargo sobre los recursos incorporados en el Presupuesto General de la Nación, incluidas las transferencias que hace la Nación a las entidades territoriales, está obligado a efectuar los trámites correspondientes para solicitar su desembargo. Para este efecto, solicitará a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público la constancia sobre la naturaleza de estos recursos. La solicitud debe indicar el tipo de proceso, las partes involucradas, el despacho judicial que profirió las medidas cautelares y el origen de los recursos que fueron embargados.

Dicha constancia de inembargabilidad se refiere a recursos y no a cuentas bancarias, y le corresponde al servidor público solicitante, en los casos en que la autoridad judicial lo requiera, tramitar, ante la entidad responsable del giro de los recursos objeto de medida cautelar, la correspondiente certificación sobre cuentas bancarias.

ARTÍCULO 38o. Los órganos a que se refiere el artículo 4o de la presente ley pagarán los fallos de tutela con cargo al rubro que corresponda a la naturaleza del negocio fallado. Para pagarlos, en primera instancia se deben efectuar los traslados presupuestales requeridos, con cargo a los saldos de apropiación disponibles durante la vigencia fiscal en curso.

Los establecimientos públicos deben atender las providencias que se profieran en su contra, en primer lugar con recursos propios realizando previamente las operaciones presupuestales a que haya lugar.

Con cargo a las apropiaciones del rubro sentencias y conciliaciones, se podrán pagar todos los gastos originados en los tribunales de arbitramento, así como las cauciones o garantías bancarias o de compañía de seguros que se requieran en procesos judiciales.

ARTÍCULO 39o. La Fiscalía General de la Nación, la Policía Nacional, el Ejército Nacional, la Armada Nacional, la Fuerza Aérea y la Unidad Nacional de Protección, deben cubrir con cargo a sus respectivos presupuestos, los gastos del personal vinculado a dichos órganos y que conforman los Grupos de Acción Unificada por la Libertad Personal - GAULA, a que se refiere la Ley 282 de 1996.

PARÁGRAFO. La Unidad Nacional de Protección o la Policía Nacional deberán cubrir, con cargo al rubro de viáticos y gastos de viaje de sus respectivos presupuestos, los gastos causados por los funcionarios que hayan sido asignados al Congreso de la República para prestar los servicios de protección y seguridad personal a sus miembros o a esta Institución.

ARTÍCULO 40o. En lo relacionado con las cuentas por pagar, el presupuesto inicial correspondiente a la vigencia fiscal de 2013 cumple con lo establecido en el artículo 31 de la Ley 344 de 1996.

ARTÍCULO 41o. Las obligaciones por concepto de servicios médico-asistenciales, servicios públicos domiciliarios, gastos de operación aduanera, comunicaciones, transporte y contribuciones inherentes a la nómina, causados en el último trimestre de 2012, se pueden pagar con cargo a las apropiaciones de la vigencia fiscal de 2013.

Las vacaciones, la prima de vacaciones, la indemnización a las mismas, la bonificación por recreación, las cesantías, las pensiones, gastos de inhumación, los impuestos y la tarifa de control fiscal, se pueden pagar con cargo al presupuesto vigente cualquiera que sea el año de su causación.

Los órganos que hacen parte del Presupuesto General de la Nación podrán pagar, con cargo al presupuesto vigente, las obligaciones recibidas de las entidades liquidadas que fueron causadas por las mismas, correspondientes a servicios públicos domiciliarios y contribuciones inherentes a la nómina, cualquiera que sea el año de su causación, afectando el rubro que les dio origen.

ARTÍCULO 42o. Autorízase a la Nación y sus entidades descentralizadas, para efectuar cruces de cuentas entre sí, con entidades territoriales y sus descentralizadas y con las empresas de servicios públicos con participación estatal, sobre las obligaciones que recíprocamente tengan causadas. Para estos efectos se requerirá acuerdo previo entre las partes. Estas operaciones deben reflejarse en el presupuesto, conservando únicamente la destinación para la cual fueron programadas las apropiaciones respectivas.

En el caso de las obligaciones de origen legal que tenga la Nación y sus entidades descentralizadas para con otros órganos públicos, se deben tener en cuenta, para efectos de estas compensaciones, las transferencias y aportes, a cualquier título, que las primeras hayan efectuado a las últimas en cualquier vigencia fiscal. Si quedare algún saldo en contra de la Nación, esta podrá sufragarlo a través de títulos de deuda pública, sin que implique operación presupuestal alguna.

Cuando concurran las calidades de acreedor y deudor en una misma persona, como consecuencia de un proceso de liquidación o privatización de órganos nacionales de derecho público, se compensarán las cuentas, sin operación presupuestal alguna.

ARTÍCULO 43o. La Nación podrá emitir bonos en condiciones de mercado u otros títulos de deuda pública para pagar las obligaciones financieras a su cargo causadas o acumuladas, para sanear los pasivos correspondientes a las cesantías de las universidades estatales, a que se refiere el artículo 88 de la Ley 30 de 1992, del personal administrativo y docente no acogidos al nuevo régimen salarial.

Igualmente, podrá emitir bonos pensionales de que trata la Ley 100 de 1993, en particular para las universidades estatales.

La Nación podrá reconocer como deuda pública las obligaciones a cargo de la Agencia Nacional de Infraestructura, surgidas en los contratos con garantías por concepto de ingresos mínimos garantizados; en estos casos serán reconocidas mediante la emisión de bonos u otros títulos de deuda pública en condiciones de mercado, para lo cual deberá surtirse el procedimiento previsto en el artículo 29 de la Ley 344 de 1996 y sus normas reglamentarias, en lo pertinente.

La responsabilidad por el pago de las obligaciones a que hace referencia el inciso anterior es de la Agencia Nacional de Infraestructura.

PARÁGRAFO. La emisión de los bonos o títulos de que trata el presente artículo no implica operación presupuestal y solo debe presupuestarse para efectos de su redención. El mismo procedimiento se aplicará a los bonos que se expidan en cumplimiento del artículo 29 de la Ley 344 de 1996. Las entidades del Presupuesto General de la Nación que utilicen este mecanismo sólo procederán con los registros contables que sean del caso para extinguir dichas obligaciones en virtud de los acuerdos de pago que suscriban con el Ministerio de Hacienda y Crédito Público.

ARTÍCULO 44o. El porcentaje de la cesión del impuesto a las ventas asignado a las cajas departamentales de previsión y al Fondo de Prestaciones Sociales del Magisterio, con destino al pago de las cesantías definitivas y pensiones del personal docente nacionalizado, continuará pagándose tomando como base los convenios suscritos en virtud de lo dispuesto en la Ley 91 de 1989.

ARTÍCULO 45o. Todos los programas y proyectos en carreteras y aeropuertos, que no estén a cargo de la Nación y que estén financiados con recursos del Fondo de Inversiones para la Paz que está adscrito al Departamento Administrativo para la Prosperidad Social, podrán ser ejecutados por el Instituto Nacional de Vías, la Unidad Administrativa Especial de la Aeronáutica Civil o mediante convenios con las entidades territoriales según sea el caso

ARTÍCULO 46o. En desarrollo del artículo 119 del Estatuto Orgánico del Presupuesto, el Instituto de Planificación y Promoción de Soluciones Energéticas - IPSE, siempre y cuando no signifiquen erogaciones en dinero, podrá adelantar las operaciones de canje de activos fijos de su propiedad por proyectos de preinversión e inversión en las zonas que no tengan posibilidad técnico-económica de conectarse al Sistema Interconectado Nacional.

Los proyectos de preinversión e inversión incluidos en el canje que se realice, no podrán ser financiados directa ni indirectamente con recursos que hagan parte del Presupuesto General de la Nación.

ARTÍCULO 47o. La ejecución de los recursos que se giran al Fondo Nacional de Pensiones de las Entidades Territoriales, FONPET, con cargo al Presupuesto General de la Nación, se realizará por medio de resolución expedida por el Ministerio de Hacienda y Crédito Público, ordenando el giro de los recursos. Si no fuere posible realizar el giro de los recursos a las administradoras del Fondo, bastará para el mismo efecto, que por dicha resolución se disponga la administración de los mismos por parte de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público a través de una cuenta especial, mientras los recursos puedan ser efectivamente entregados.

Los recursos serán girados con la periodicidad que disponga el Gobierno Nacional. En el evento en que los recursos no se hayan distribuido en su totalidad entre las entidades territoriales, los no distribuidos se podrán girar a una cuenta del Fondo, administrada de la misma manera que los demás recursos del Fondo, como recursos por abonar a las cuentas correspondientes de las entidades territoriales.

Para efectos de realizar la verificación de las condiciones a las que hace referencia el parágrafo 3o del artículo 2o de la Ley 549 de 1999, el Gobierno Nacional determinará las condiciones sustanciales que deben acreditarse, los documentos que deben remitirse para el efecto, y el procedimiento con que la misma se realizará. Mientras se producen las verificaciones, se girarán los recursos en la forma prevista en el inciso anterior. Cuando se establezca que la realidad no corresponde con lo que se acreditó, se descontarán los recursos correspondientes, para efectos de ser redistribuidos, sin que dicha nueva distribución constituya un nuevo acto de ejecución presupuestal.

ARTÍCULO 48o. Las apropiaciones programadas en la presente ley para la ejecución de proyectos viales de la red secundaria y terciaria a cargo de los departamentos y municipios, los aeropuertos y zonas marítimas que no estén a cargo de la Nación, podrán ser ejecutadas directamente por las entidades especializadas del sector transporte o mediante convenios con las entidades territoriales y/o sus descentralizadas. La responsabilidad de la Nación se limitará a la ejecución de los recursos apropiados en la presente ley y dicha infraestructura seguirá a cargo de las entidades territoriales y/o sus descentralizadas.

PARÁGRAFO. La Nación a través del Ministerio de Hacienda y Crédito Público, podrá otorgar créditos presupuestales a las entidades territoriales y/o sus descentralizadas para el desarrollo de proyectos a que se refiere el presente artículo, en los términos y condiciones especiales que dicho Ministerio establezca.

ARTÍCULO 49o. Las entidades estatales podrán constituir mediante patrimonio autónomo los fondos a que se refiere el artículo 107 de la Ley 42 de 1993. Los recursos que se coloquen en dichos fondos ampararán los bienes del Estado cuando los estudios técnicos indiquen que es más conveniente la cobertura de los riesgos con reservas públicas que con seguros comerciales.

Cuando los estudios técnicos permitan establecer que determinados bienes no son asegurables o que su aseguramiento implica costos de tal naturaleza que la relación costo-beneficio del aseguramiento es negativa, o que los recursos para autoprotección mediante fondos de aseguramiento son de tal magnitud que no es posible o conveniente su uso para tal fin, se podrá asumir el riesgo frente a estos bienes y no asegurarlos ni ampararlos con fondos de aseguramiento.

También podrán contratar un seguro de responsabilidad civil para servidores públicos, mediante el cual se ampare la responsabilidad de los mismos por actos o hechos no dolosos ocurridos en ejercicio de sus funciones, y los gastos de defensa en materia disciplinaria, penal y fiscal que deban realizar; estos últimos gastos los podrán pagar las entidades, siempre y cuando exista decisión definitiva que exonere de toda responsabilidad y no sea condenada la contraparte a las costas del proceso.

Esta disposición será aplicable a las Empresas Industriales y Comerciales del Estado y a las Sociedades de Economía Mixta asimiladas a estas.

ARTÍCULO 50o. En virtud de la autonomía consagrada en el artículo 69 de la Constitución Política, las universidades estatales pagarán las sentencias o fallos proferidos en contra de la Nación con los recursos asignados por parte de esta, en cumplimiento del artículo 86 de la Ley 30 de 1992.

ARTÍCULO 51o. Con los excedentes de la Subcuenta de Solidaridad del Fondo de Solidaridad Pensional se podrán financiar programas de la Subcuenta de Subsistencia de dicho Fondo, para la protección de las personas en estado de indigencia o de pobreza extrema, en los términos del Decreto 3771 de 2007 y las normas que lo modifiquen o adicionen.

ARTÍCULO 52o. El Consejo Superior de la Judicatura y la Fiscalía General de la Nación podrán sustituir inmuebles de su propiedad, por obras necesarias para la adquisición, terminación, adecuación y dotación de su infraestructura, sin operación presupuestal alguna.

ARTÍCULO 53o. Los órganos que conforman el Presupuesto General de la Nación y las entidades territoriales y las entidades descentralizadas de aquella y de estas, así como los ejecutores, a los que se les hubiere girado recursos del Fondo Nacional de Regalías en liquidación y que actualmente no estén amparando compromisos u obligaciones, y correspondan a apropiaciones presupuestales de vigencias fiscales anteriores a 2012, deben reintegrar, dentro del primer trimestre de 2013 a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, el total de recursos que por concepto de saldos no ejecutados y rendimientos financieros posean en las cuentas abiertas para cada proyecto.

Así mismo, dichas entidades remitirán a la Dirección de Regalías del Departamento Nacional de Planeación dentro de los quince (15) días siguientes al vencimiento del término establecido para realizar el reintegro, copia de los documentos que soporten el reintegro de los recursos, identificando el nombre del proyecto, el monto por concepto de saldos no ejecutados y los rendimientos financieros obtenidos.

ARTÍCULO 54o. Previa cobertura de los riesgos amparados con cargo a la Subcuenta de Eventos Catastróficos y Accidentes de Tránsito del Fondo de Solidaridad y Garantía – Fosyga, se podrán financiar, con cargo a dicha subcuenta, los Programas de Protección a la Salud Pública, Vacunación, Vulnerabilidad Sísmica, Gestión de Instituciones de la Red Pública Hospitalaria, Atención a la Población en Condiciones Especiales tanto discapacitada como población desplazada, ampliación, renovación de la afiliación del régimen subsidiado, población desplazada y vulnerable, atención prioritaria en salud, Asistencia y Prevención en Emergencias y Desastres y Capacitación del Recurso Humano del Sector Salud, incorporados en el presupuesto del Ministerio de Salud y Protección Social.

ARTÍCULO 55o. En desarrollo de la Política Integral de Seguridad y Defensa para la Prosperidad, contenida en el Plan Nacional de Desarrollo y en las bases del mismo, las cuales fueron incorporadas mediante el artículo 2o de la Ley 1450 de 2011, las Fuerzas Militares podrán ejecutar Programas y Proyectos de Inversión para fortalecer las estrategias tendientes a consolidar la presencia institucional tales como: obras de infraestructura, dotación y mantenimiento, garantizando el bienestar de la población afectada por la situación de violencia generada por los grupos armados al margen de la ley.

ARTÍCULO 56o. Las entidades responsables de la Atención Integral a la Población Desplazada por la Violencia, sectoriales del orden nacional, de que trata la Ley 387 de 1997, darán prioridad en la ejecución de sus respectivos presupuestos, a la atención de la población desplazada por la violencia, en cumplimiento de la Sentencia T-025 de 2004 y de sus Autos de Seguimiento proferidos por la Honorable Corte Constitucional. Esta priorización de recursos deberá considerar las acciones diferenciales para sujetos de especial protección constitucional.

La priorización referenciada en el inciso anterior se efectuará teniendo en cuenta: (i) la categoría de la entidad territorial, de conformidad con lo establecido en el artículo 1o de la Ley 617 de 2000, (ii) el número de hogares recibidos o expulsados, de acuerdo con el Registro Único de Población Desplazada de la Unidad de Atención y Reparación Integral a las Víctimas y (iii) los índices de presión de las entidades territoriales, medido como el número de población desplazada recibida con relación a la población total. Lo anterior en armonía con los principios de concurrencia, complementariedad y subsidiariedad.

ARTÍCULO 57o. Sin perjuicio de lo dispuesto en el artículo anterior, los órganos que conforman el Presupuesto General de la Nación priorizarán, con cargo a las apropiaciones incluidas en sus respectivas secciones presupuestales, la ejecución de iniciativas incluidas en los contratos Plan suscritos entre la Nación y las entidades territoriales.

ARTÍCULO 58o. En el marco de los principios de concurrencia, complementariedad y subsidiariedad, la Unidad de Atención y Reparación Integral a las Víctimas podrá, con cargo al proyecto denominado "Apoyo a entidades territoriales a través de la cofinanciación para la asistencia, atención y reparación integral a las víctimas del desplazamiento forzado a nivel nacional", cofinanciar iniciativas integrales de atención a la población desplazada que se adelanten por parte de las entidades territoriales.

ARTÍCULO 59o. Con la coordinación de la Unidad de Atención y Reparación Integral a las Víctimas, los órganos que integran el Presupuesto General de la Nación encargados de iniciativas en el marco de la estrategia de atención a la población desplazada, adelantarán la regionalización indicativa del gasto de inversión destinado a dicha población.

ARTÍCULO 60o. Los recursos del Fondo para la Rehabilitación, Inversión y Lucha contra el Crimen Organizado – FRISCO y los recursos provenientes de la Ley 55 de 1985, apropiados en la presente vigencia fiscal para ser transferidos a la Nación, serán girados por la Dirección Nacional de Estupefacientes en Liquidación y la Superintendencia de Notariado y Registro, respectivamente, a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, para reintegrar los recursos que la Nación ha girado, de acuerdo con lo establecido en los Documentos CONPES 3412 de 2006, 3476 de 2007 y 3575 de 2009.

ARTÍCULO 61o. Los recursos provenientes de las cauciones de que trata el artículo 8o del Decreto 2085 de 2008, se destinarán a financiar el "Programa de Promoción para la Reposición y Renovación del Parque Automotor de Carga" del Ministerio de Transporte, con el objeto de promover la modernización del parque automotor.

ARTÍCULO 62o. Los hogares beneficiarios del Programa de Subsidio Familiar de Vivienda, podrán aplicar este subsidio en cualquier parte del país o modalidad de solución de vivienda, tanto en zona urbana como rural, independiente de la modalidad a la cual se postuló o asignó, siempre y cuando sean población desplazada y no se encuentren vinculados a planes de vivienda elegibles destinados a esta población. La población desplazada perteneciente a comunidades indígenas, comunidades negras y afrocolombianas podrá aplicar los subsidios para adquirir, construir o mejorar soluciones de vivienda en propiedades colectivas, conforme a los mandatos constitucionales y legales, tradiciones y sistemas de derecho propio de cada comunidad.

ARTÍCULO 63o. Sin perjuicio de la responsabilidad fiscal y disciplinaria a que haya lugar, cuando en vigencias anteriores no se haya realizado el pago de obligaciones adquiridas con las formalidades previstas en el Estatuto Orgánico del Presupuesto y demás normas que regulan la materia, y sobre los mismos no se haya constituido la reserva presupuestal o la cuenta por pagar correspondiente, se podrá crear el rubro "Pasivos Exigibles - Vigencias Expiradas" y con cargo a este, ordenar el pago.

También procederá la operación presupuestal prevista en el inciso anterior, cuando el pago no se hubiere realizado pese a haberse constituido oportunamente la reserva presupuestal o la cuenta por pagar en los términos del artículo 89 del Estatuto Orgánico del Presupuesto.

El mecanismo previsto en el primer inciso de este artículo también procederá cuando se trate del cumplimiento de una obligación originada en la ley, exigible en vigencias anteriores, aun sin que medie certificado de disponibilidad presupuestal ni registró presupuestal.

En todo caso, el jefe del órgano respectivo certificará previamente el cumplimiento de los requisitos señalados en este artículo.

ARTÍCULO 64o. En los presupuestos del Ministerio de Hacienda y Crédito Público y el Departamento Nacional de Planeación se incluirá una apropiación con el objeto de atender los gastos, en otras secciones presupuestales, para la prevención y atención de desastres, Atención, Asistencia y Reparación Integral a las Víctimas del Conflicto Armado Interno, así como para financiar programas y proyectos de inversión que se encuentren debidamente registrados en el Banco Nacional de Programas y Proyectos de conformidad con el artículo 68 del Estatuto Orgánico del Presupuesto.

ARTÍCULO 65o. Las asignaciones presupuestales del Fondo de Tecnología de la Información y las Comunicaciones incluyen los recursos necesarios para cubrir el importe de los costos en que incurra el operador oficial de los servicios de franquicia postal y telegráfica para la prestación de estos servicios a los órganos que hacen parte del Presupuesto General de la Nación.

El Fondo de Tecnología de la Información y las Comunicaciones hará la transferencia de recursos al operador postal y telegráfico oficial, quien expedirá a la entidad destinataria del servicio el respectivo paz y salvo tan pronto como reciba los recursos.

ARTÍCULO 66o. Con cargo a la porción que se reasigna por disposición del artículo 13 de la Ley 55 de 1985 a la construcción, adecuación y dotación de establecimientos carcelarios, se financiará en la sección presupuestal del Instituto Colombiano de Bienestar Familiar - ICBF, una apropiación por $10.000 millones para que este los destine a la construcción, adecuación y dotación de los centros de atención especializada en el marco del Sistema de Responsabilidad Penal para Adolescentes.

Para tales efectos, la Superintendencia de Notariado y Registro trasladará directamente al ICBF los mencionados recursos dentro de la vigencia fiscal.

ARTÍCULO 67o. Los órganos que hacen parte del Presupuesto General de la Nación solo podrán solicitar la situación de los recursos aprobados en el Programa Anual de Caja a la Dirección General de Crédito Público y Tesoro Nacional, cuando hayan recibido los bienes y/o servicios o se tengan cumplidos los requisitos que hagan exigible su pago. En ningún caso las entidades podrán solicitar giro de recursos para transferir a Fiducias o Encargos Fiduciarios o a las entidades con las que celebre convenios o contratos interadministrativos, sin que se haya cumplido el objeto del gasto.

ARTÍCULO 68o. El Ministerio de Salud y Protección Social podrá realizar operaciones de préstamo interfondos entre la subcuenta de Eventos Catastróficos y Accidentes de Tránsito (ECAT) y la subcuenta de Compensación del Fondo de Solidaridad y Garantía (Fosyga); recursos que se destinarán a la financiación de eventos NO POS de los afiliados al régimen contributivo.

Dicho órgano podrá renegociar el pago, el periodo de gracia para amortización de capital y la tasa de interés de los préstamos realizados en virtud de la Ley 1393 de 2010. El periodo de gracia podrá ser ampliado hasta por un término igual al establecido inicialmente.

La operación prevista en el presente artículo corresponde a una operación de manejo de recursos del portafolio y, por tanto, su otorgamiento y atención no requiere trámite presupuestal alguno.

ARTÍCULO 69o. Con el fin de garantizar el flujo efectivo de recursos en el Sistema General de Seguridad Social en Salud, el Ministerio de Salud y Protección Social girará directamente, a nombre de las Entidades Territoriales, la Unidad de Pago por Capitación a las Entidades Promotoras de Salud o a las Instituciones Prestadoras de Salud de los distritos y los municipios de más de cien mil habitantes (100.000), utilizando el instrumento jurídico definido en artículo 29 de la Ley 1438 de 2011.

ARTÍCULO 70o. La apropiación destinada a la ejecución del proyecto para el fortalecimiento de la capacidad Institucional para el desarrollo de políticas públicas administrativas, incluidos en la sección presupuestal de la Escuela Superior de Administración Pública - ESAP, se ejecutarán a través de convenio interadministrativo por el Departamento Administrativo de la Función Pública - DAFP.

ARTÍCULO 71o. El Ministerio de Tecnologías de la Información y las Comunicaciones podrá incluir como parte de las obligaciones de hacer de los titulares de los permisos que se otorguen en los procesos de selección objetiva que se realicen para los servicios móviles terrestres en las bandas de 700 MHz (1). AWS (1700/2100 MHz) y 2500 MHz, la obligación de instalar, diseñar, adquirir, llevar a sitio, adecuar y demás que permitan poner en funcionamiento la red de telecomunicaciones de la Fuerza Pública e Instituciones Públicas, con el fin de permitir la migración de la red que actualmente tienen en las bandas de 470 MHz a 512MHz, 1700 MHz, 2100 MHz y 2500 MHz.

Para el efecto, el Ministerio de Tecnologías de la Información y las Comunicaciones establecerá el costo de la migración, en atención a las necesidades de la Fuerza Pública e Instituciones Públicas.

ARTICULO 72o. Los compromisos asumidos a 31 de diciembre de 2012, con las formalidades previstas en el Estatuto Orgánico del Presupuesto y demás normas que regulan la materia, en el presupuesto de gastos de inversión del Fondo Nacional de Regalías en Liquidación y que no hayan sido constituidos como reserva presupuestal o cuenta por pagar en la vigencia fiscal de 2013, serán girados con cargo a las apropiaciones del proyecto de inversión "Destinación de recursos Acto Legislativo 005 de 2011 a nivel nacional" en la sección presupuestal del Fondo, previo cumplimiento de los requisitos que hagan exigible su giro.

Lo anterior también se aplicará para el pago de obligaciones asumidas en desarrollo de autorizaciones de vigencias futuras otorgadas por el CONFIS o su delegatario.

Para estos efectos, el Departamento Nacional de Planeación, llevará el registro contable de los compromisos asumidos a la entrada en vigencia del Acto Legislativo 005 de 2011, al igual que de la destinación de recursos para la reconstrucción de la infraestructura vial del país y a la recuperación ambiental de las zonas afectadas por la emergencia invernal de 2010-2011, según lo dispuesto por el parágrafo 1° transitorio del artículo 2° de la citada norma.

ARTICULO 73o. El Ministerio de Salud y Protección Social, una vez realizado el estudio respectivo, podrá ordenar que se gire el dinero directamente a las IPS de mediana y alta complejidad para el pago de los Servicios de Salud efectivamente prestados y debidamente comprobados, con soportes de atención a la población afiliada al régimen subsidiado, dentro de la vigencia fiscal en que se prestó el servicio.

ARTICULO 74o. Autorízase al Gobierno Nacional para apropiar recursos del Presupuesto General de la Nación y transferirlos al Fondo Nacional del Café, destinados a la implementación de instrumentos que permitan garantizar la sostenibilidad del ingreso de las familias cafeteras y el acercamiento de los cafeteros a herramientas tecnológicas dirigidas a la mitigación de los riesgos inherentes a su actividad productiva.

PARÁGRAFO. El Comité Nacional de Cafeteros determinará mediante resolución las actividades elegibles de gasto que se enmarcan en el artículo anterior, con el voto expreso y favorable del Ministro de Hacienda y Crédito Público.

ARTICULO 75o. Cualquier modificación, operación y/o ajuste presupuestal que se realice para el reconocimiento de los derechos a que se refiere el artículo 102 de la Ley 1437 de 2011 *"Por la cual se expide el Código de Procedimiento Administrativo y de lo Contencioso Administrativo"*, es de responsabilidad exclusiva del jefe de cada órgano.

ARTÍCULO 76o. Para la presente vigencia a todos los proyectos que se rijan por la Ley 1508 de 2012, se les aplicarán las disposiciones de la Ley 448 de 1998.

ARTÍCULO 77o. El Ministerio de Hacienda y Crédito Público – Dirección General de Crédito Público y del Tesoro Nacional podrá prorrogar los plazos de los créditos extraordinarios a que se refiere el artículo 101 de la Ley 1450 de 2011.

ARTICULO 78o. En las empresas de servicios públicos mixtas y sus subordinadas, en las cuales la participación de la Nación es directamente o a través de sus entidades descentralizadas sea igual o superior al noventa por ciento y que desarrollen sus actividades bajo condiciones de competencia, la aprobación y modificación de sus presupuestos, de las viabilidades presupuestales y de las vigencias futuras corresponderá a las juntas directivas de las respectivas empresas, sin requerirse concepto previo de ningún otro órgano o entidad gubernamental siempre y cuando cumpla los requisitos señalados en el artículo 36 del Decreto 4730 de 2005. La aprobación del presupuesto de la vigencia del año 2013, será realizada por las juntas directivas de las empresas, a más tardar el 31 de diciembre de 2012.

ARTÍCULO 79o. Para los proyectos de inversión social incluidos en la presente ley los Ministerios, Departamentos Administrativos e Institutos del orden nacional viabilizarán directamente los proyectos o podrán tener en cuenta las viabilizaciones que de los mismos hayan hecho las Entidades Territoriales o las Corporaciones Autónomas Regionales y Nacionales, una vez viabilizados los proyectos de inversión social, las entidades del orden nacional podrán firmar convenios con las entidades territoriales o sus operadores especializados de servicios públicos.

ARTÍCULO 80o. En la ejecución del Presupuesto General de la Nación del año 2013, los proyectos con nombre propio incluidos en el Plan Nacional de Desarrollo tendrán prioridad en la ejecución de los recursos, sobre la inclusión de nuevos proyectos.

ARTÍCULO 81o. Las Entidades Territoriales que accedieron a los recursos de Crédito de Presupuesto otorgados por el Ministerio de Hacienda y Crédito Público en desarrollo del Programa para el Mejoramiento y Mantenimiento Rutinario de la Red Vial Secundaria y Terciaria en el año 2009, podrán obtener por parte del Gobierno Nacional a través del Ministerio de Hacienda y Crédito Público la condonación total o parcial de dichos créditos. Para tal efecto, una vez se cumplan las condiciones establecidas en el Contrato de Empréstito y en el Convenio de desempeño, a más tardar el 31 de diciembre de 2013, el Ministro de Hacienda y Crédito Público informará mediante oficio a cada Entidad Territorial la respectiva condonación independientemente del cumplimiento o no de los plazos establecidos en cada uno de los contratos de empréstito.

PARÁGRAFO 1o. El Ministerio de Hacienda y Crédito Público podrá condonar los créditos de que trata el presente artículo una vez las Entidades Territoriales que no ejecutaron la totalidad de los recursos reintegren los saldos respectivos, junto con los rendimientos financieros generados en la cuenta abierta para el manejo de los recursos, a la cuenta que indique la Nación – Ministerio de

Hacienda y Crédito Público. Solo serán objeto de condonación los recursos ejecutados junto con los intereses que se causen hasta la fecha de condonación.

PARÁGRAFO 2o. Las Entidades Territoriales que suscribieron Acuerdos de Pago en desarrollo de los créditos mencionados, podrán acceder a la respectiva condonación por el saldo existente de capital e intereses en la fecha del oficio de condonación, una vez cumplan con los requisitos establecidos en este artículo. Para aquellas Entidades Territoriales que suscribieron los Acuerdos de Pago, que no cumplieron los requisitos de que trata el presente artículo, y que tengan pactados pagos de capital y/o intereses durante la vigencia 2013, las respectivas fechas de vencimiento de estos pagos tendrán una prórroga automática de un año, contado a partir de las mismas, sin que para el efecto se requiera la suscripción de documento adicional alguno. Las demás condiciones financieras contenidas en los Acuerdos de Pago suscritos continuarán vigentes.

ARTÍCULO 82o. Con recursos del Presupuesto General de la Nación, se podrá financiar el Fondo de Energía Social - FOES, de que tratan los artículos 118 de la Ley 812 de 2003, 59 de la Ley 1151 de 2007 y 103 de al Ley 1450 de 2011. Si luego de atender el compromiso de la vigencia ordinaria, se presentan excedentes y/o sobrantes de apropiación, los mismos podrán ser utilizados para cubrir vigencias fiscales anteriores, en las cuales no se financió hasta el tope establecido en las normas aplicables. El Ministerio de Minas y Energía reglamentará las condiciones de distribución de dichos excedentes.

ARTÍCULO 83o. La Nación asignará un monto de recursos destinados a cubrir el valor correspondiente a un porcentaje del cincuenta por ciento (50%) del costo de la energía eléctrica y gas natural que consuman los distritos de riego que utilicen equipos electromecánicos para su operación debidamente comprobado por las empresas prestadoras del servicio respectivo, de los usuarios de los distritos de riego y de los distritos de riego administrados por el Estado o por las Asociaciones de Usuarios debidamente reconocidas por el Ministerio de Agricultura y Desarrollo Rural.

PARÁGRAFO 1o. Para el caso de los usuarios de riego cuya facturación sea individual, este beneficio se otorgará solo para aquellos que no posean más de cincuenta (50) hectáreas.

PARÁGRAFO 2o. Para efectos de la clasificación de los usuarios del servicio de energía eléctrica y gas natural, según la Ley 142 de 1994, la utilización de estos servicios para el riego dirigido a la producción agropecuaria se clasificará dentro de la clase especial, la cual no pagará contribución. Además con el objeto de comercializar la energía eléctrica y el gas natural, los usuarios de los distritos de riego, se clasificarán como usuarios no regulados.

PARÁGRAFO 3o. Con cargo al Presupuesto General de la Nación de la vigencia fiscal de 2013 se atenderán las obligaciones pendientes de pago de los meses de abril a diciembre de 2009, por concepto del costo de energía eléctrica.

ARTICULO 84o. El Ministerio de Tecnologías de la Información y Comunicaciones destinará recursos para la provisión y expansión de la infraestructura de tecnologías de la información y las telecomunicaciones y a la iniciativa computadores para educar, dándole prioridad a los departamentos con especiales circunstancias socioeconómicas, por ser lugares de difícil acceso y ser zonas no carreteables. La financiación de estos recursos se hará con cargo al Fondo de Tecnologías de Información y Comunicaciones.

ARTÍCULO 85o. Con el fin de garantizar el acceso de las madres comunitarias que al momento de la expedición de esta norma conserven tal calidad, al subsidio al aporte de la Subcuenta de Solidaridad de que trata la Ley 797 de 2003, por una única vez y dentro de los 3 meses siguientes a la vigencia de la presente Ley, las madres comunitarias que se encuentren afiliadas al Régimen de Ahorro Individual podrán trasladarse al Régimen de Prima Media. Para estos efectos, no son aplicables los plazos de que trata el literal e) del artículo 13 de la Ley 100 de 1993, modificado por el artículo 2o. de la Ley 797 de 2003. El Instituto Colombiano de Bienestar Familiar-ICBF, o quien haga sus veces, deberá acreditar la calidad de las Madres Comunitarias, con el fin de que puedan realizar el traslado de Régimen de que trata este artículo.

PARÁGRAFO 1o. Las madres comunitarias que se vinculen al programa de hogares comunitarios con posterioridad a la vigencia de esta Ley y que se encuentren afiliadas en pensiones al Régimen de Ahorro Individual podrán trasladarse al Régimen de Prima Media con Prestación Definida sin que les sean aplicables los términos mínimos de traslado de que trata el literal e) del artículo 13 de la Ley 100 de 1993, modificado por el artículo 2o. de la Ley 797 de 2003, con el fin de que sean beneficiarias del Programa del Subsidio al Aporte. Para los efectos de ese artículo, el Instituto Colombiano de Bienestar Familiar ICBF, deberá acreditar la calidad de las Madres Comunitarias, con el fin de que puedan realizar el traslado de Régimen.

PARÁGRAFO 2o. Las Asociaciones de Padres o en su defecto las Direcciones Territoriales del ICBF deberán adelantar una campaña dirigida a las madres comunitarias, para informarles sobre la posibilidad de traslado de que trata el presente artículo.

ARTÍCULO 86o. El Fondo de Defensa Nacional podrá transferir recursos al Fondo Cuenta creado por el artículo 3° de la ley 1224 de 2008 o la norma que lo regule, modifique o desarrolle con el fin de implementar el servicio de Defensoría Técnica de la Fuerza Pública.

ARTÍCULO 87o. Todo el territorio del departamento del Meta, incluida el Área de Manejo Especial de La Macarena, quedará bajo la jurisdicción de la Corporación para el Desarrollo Sostenible de La Macarena. Cormacarena.

ARTÍCULO 88o. Facúltese al Gobierno Nacional para que incluya en el Presupuesto General de la Nación 2013 una partida con el objeto de continuar con el estudio de nivelación salarial de empleados del Congreso de la República.

ARTÍCULO 89o. El programa de seguridad y protección de los Honorables Congresistas se deberá continuar atendiendo con los recursos asignados en el presupuesto de gastos de inversión. Así las cosas, tanto el Senado de la República como la Cámara de Representantes deberán continuar con la estructuración de un sistema de contratación del parque automotor, mediante la modalidad de compra o arrendamiento, destinado a la seguridad y protección de los congresistas. Dichas partidas se destinan con el fin de adelantar las acciones que permitan prestar las medidas de seguridad y protección requeridas por los miembros del Congreso de la República sujetos de protección por parte del Estado durante la vigencia 2013 y tramitar las autorizaciones de vigencias futuras que sean pertinentes para mantener los esquemas de protección a través de vehículos blindados de acuerdo con el respectivo nivel de riesgo que establezcan las autoridades competentes y dentro del periodo para el cual fueron elegidos los Honorables Congresistas, según lo dispuesto por el artículo 132 de la Constitución Política.

ARTÍCULO 90o. Los proyectos asociativos que presenten las asociaciones de entidades territoriales, podrán ser aprobados por las entidades gubernamentales de orden nacional que reciban recursos del presupuesto general de la nación, sin perjuicio de los proyectos presentados individualmente por las entidades territoriales.

ARTÍCULO 91o. En la ejecución del Presupuesto General de la Nación los proyectos con nombre propio incluidos en el Plan Nacional de Desarrollo tendrán prioridad en la ejecución de los recursos.

ARTÍCULO 92o. Las modificaciones efectuadas a los proyectos del Fondo Nacional de Regalías en liquidación, podrá ser susceptibles de concepto técnico por las instancias viabilizadoras y la ejecución de los proyectos previstos en el inciso 1 del artículo 142 de la ley 1530 de 2012 con concepto favorable a las modificaciones deberá culminar a más tardar el 31 de diciembre de 2013. En los proyectos cuyos valores por unidad se mantengan dentro del monto aprobado, su ejecución se reconocerá hasta el valor de las unidades funcionales entregadas, sin que para ello se requiera del ajuste del proyecto.

ARTÍCULO 93o. Autorízase a la Rama Judicial para que dentro de su presupuesto de funcionamiento de la vigencia 2013, asignen recursos hasta por $100.000 millones, a un programa de nivelación salarial de sus empleados y servidores judiciales, más los recursos que destine el gobierno nacional por valor de $20.000 millones, de manera progresiva iniciando con los de menores ingresos.

Igualmente, autorízase a la Fiscalía General de la Nación para que dentro de su presupuesto de funcionamiento de la vigencia de 2013, asigne recursos de al menos $20.000 millones, a un programa de nivelación salarial de sus empleados de manera progresiva iniciando con los de menores ingresos.

ARTÍCULO 94o. Trasládese ($20.000.000.000) veinte mil millones de pesos del proyecto 111-1000 adscrito al DPS, al Fondo de Solidaridad Pensional adscrito al Ministerio del Trabajo para financiar el programa de Atención al Adulto Mayor 620 1501.

ARTÍCULO 95o. Todo el territorio del departamento del Meta, incluida el Área de Manejo Especial de la Macarena, quedará bajo la jurisdicción de la Corporación para el Desarrollo Sostenible de la Macarena, Cormacarena, sin incluir el territorio en litigio con Caquetá y Guaviare.

ARTÍCULO 96o. La presente Ley rige a partir de la fecha de su publicación, surte efectos fiscales a partir del 1° de enero de 2013 y deroga el artículo 59 de la Ley 1537 de 2012.

EL PRESIDENTE DEL HONORABLE SENADO DE LA REPUBLICA



ROY LEONARDO BARRERAS MONTEALEGRE

EL SECRETARIO GENERAL DEL HONORABLE SENADO DE LA REPUBLICA



GREGORIO ELJACH PACHECO

EL PRESIDENTE DE LA HONORABLE CAMARA DE REPRESENTANTES



AUGUSTO POSADA SÁNCHEZ

EL SECRETARIO GENERAL DE LA HONORABLE CAMARA DE REPRESENTANTES



JESUS ALFONSO RODRÍGUEZ CAMARGO

REPUBLICA DE COLOMBIA – GOBIERNO NACIONAL
PUBLÍQUESE Y CÚMPLASE

Dada en Bogotá D.C., a los 10 DIC 2012





MAURICIO CÁRDENAS SANTAMARIA
Ministro de Hacienda y Crédito Público